    As filed with the Securities and Exchange Commission on May 3, 1994

                                                      Registration No. 33-52785
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ----------

                               Amendment No. 3
                                      To
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933
                                  ----------

         CAPITAL HOLDING LLC                 CAPITAL HOLDING CORPORATION
    (Exact name of Registrant as             (Exact name of Guarantor as
      specified in its charter)               specified in its charter)

      Turks and Caicos Islands                        Delaware
   (State or other jurisdiction of         (State or other jurisdiction of
   incorporation or organization)          incorporation or organization)

             Applied for                             51-0108922
          (I.R.S. Employer                        (I.R.S. Employer
         Identification No.)                     Identification No.)

        c/o Gregory P. Givan                      Robert L. Walker
       Second Vice President-               Senior Vice President-Finance
          Corporate Finance                  and Chief Financial Officer
     Capital Holding Corporation             Capital Holding Corporation
       Capital Holding Center                  Capital Holding Center
       400 West Market Street                  400 West Market Street
     Louisville, Kentucky 40202              Louisville, Kentucky 40202
           (502) 560-2000                          (502) 560-2000
  (Address, including zip code, and       (Address, including zip code, and
  telephone number, including area        telephone number, including area
   code, of Registrant's principal         code, of Guarantor's principal
   executive offices and agent for         executive offices and agent for
              service)                                service)

                                  ----------

                                   Copies to:
    C. Craig Bradley, Jr., Esq.                Robert M. Thomas, Jr., Esq.
         Stites & Harbison                         Sullivan & Cromwell
       400 West Market Street                       125 Broad Street
     Louisville, Kentucky 40202                 New York, New York 10004

                                  ----------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

                                  ----------

  THE REGISTRANT AND THE GUARANTOR HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT AND THE GUARANTOR SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

==============================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                   SUBJECT TO COMPLETION, DATED MAY 3, 1994

LOGO CAPITAL HOLDING           4,000,000 SHARES

                              CAPITAL HOLDING LLC

               % CUMULATIVE MONTHLY INCOME PREFERRED SHARES ("MIPS"*)
                    (LIQUIDATION PREFERENCE $25 PER SHARE)
                 GUARANTEED TO THE EXTENT SET FORTH HEREIN BY

                          CAPITAL HOLDING CORPORATION

                                ---------------

  The      % Cumulative Monthly Income Preferred Shares (the "MIPS"* or the
"Preferred Shares"), liquidation preference $25 per share, offered hereby are being issued by Capital Holding LLC, a limited life company organized under the laws of the Turks and Caicos Islands (the "Company"). The Company is a wholly owned subsidiary of Capital Holding Corporation, a Delaware corporation ("Capital Holding"). The Company has been formed for the sole purpose of issuing preferred shares, including the MIPS, and common shares and lending the proceeds thereof to Capital Holding to finance Capital Holding's business operations.

  The payment of dividends, if and to the extent declared out of moneys held by the Company and legally available therefor, and payments on liquidation or redemption with respect to the Preferred Shares, are guaranteed by Capital Holding to the extent described herein. The Preferred Shares will entitle holders to receive cumulative preferential cash dividends, at an annual rate
of      % of the liquidation preference of $25 per share, accruing from the date of original issuance and payable, in United States dollars, monthly in arrears on the last day of each calendar month of each year, commencing
              , 1994. The Capital Holding guarantee does not cover payment of undeclared dividends. In such event, the remedy of a holder of the Preferred Shares is to enforce the obligations of Capital Holding under the loan agreement described herein. See "Description of the Loans--Enforcement." No portion of the dividends received by a holder of the Preferred Shares will be eligible for the dividends received deduction for United States federal income tax purposes. See "Taxation--United States."
  The Preferred Shares are redeemable, at the option of the Company (with Capital Holding's consent) in whole or in part from time to time, at $25 per
share on or after               , 1999, plus in each case accumulated and unpaid
dividends to the date fixed for redemption, and will be redeemed, under certain other circumstances, including from the proceeds of any prepayment and repayment of the loan to Capital Holding of the proceeds from the sale of the Preferred Shares. In addition, if at any time the Company or Capital Holding is or would be required to pay certain additional amounts or to withhold or deduct certain amounts, the Preferred Shares are redeemable at the option of the Company (with Capital Holding's consent), from time to time, at $25 per share plus accumulated and unpaid dividends to the date fixed for redemption. See "Description of Preferred Shares--Optional Redemption."
  In the event of liquidation of the Company, holders of the Preferred Shares will be entitled to receive for each Preferred Share a liquidation preference of $25 plus accumulated and unpaid dividends to the date of payment, subject to certain limitations. See "Description of Preferred Shares--Liquidation Distribution."

  The Capital Holding guarantee will be subordinate and junior in right of payment to all other liabilities of Capital Holding. At December 31, 1993, Capital Holding had total liabilities of approximately $20.4 billion, all of which rank senior to the guarantee.
  See "Capital Holding LLC," "Description of Preferred Shares--Mandatory Redemption," "Description of the Guarantee" and "Description of the Loans" herein for descriptions of various contractual backup undertakings of Capital Holding relating to the Preferred Shares.
   Application has been made for listing of the Preferred Shares on the New York Stock Exchange.

  SEE "PROSPECTUS SUMMARY--THE OFFERING" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE PREFERRED SHARES OFFERED HEREBY, INCLUDING THE PERIOD AND CIRCUMSTANCES DURING AND UNDER WHICH PAYMENT OF DIVIDENDS ON THE PREFERRED SHARES MAY BE DEFERRED AND RELATED FEDERAL INCOME TAX CONSEQUENCES.

                                ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION
     PASSED  UPON  THE  ACCURACY  OR ADEQUACY  OF  THIS  PROSPECTUS.  ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




                                ---------------

                              INITIAL PUBLIC    UNDERWRITING      PROCEEDS TO
                            OFFERING PRICE     COMMISSIONS (1)   COMPANY (2)(3)
                            ------------------ ---------------   --------------
Per Share..................       $                  (2)             $
Total......................    $                     (2)          $

- - -------
(1) The Company and Capital Holding have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) In view of the fact that the proceeds of the sale of the Preferred Shares will be lent to Capital Holding, Capital Holding has agreed to pay the Underwriters as compensation ("Underwriters' Compensation") for their
    services under the Underwriting Agreement $     per Preferred Share (or
    $          in the aggregate); provided that such compensation will be
    $          per Preferred Share sold to certain institutions. Therefore, to the extent that Preferred Shares are sold to such institutions, the actual amount of Underwriters' Compensation will be less than the amount specified in the preceding sentence. See "Underwriting."
(3) Expenses related to the organization of the Company and the offering, estimated at $380,000, will be paid by Capital Holding.

                                ---------------

  The Preferred Shares are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the Preferred Shares will be made only in book-entry form through the facilities
of The Depository Trust Company on or about       , 1994.
- - -------
* An application has been filed by Goldman, Sachs & Co. with the United States Patent and Trademark Office for the registration of the MIPS service mark.

GOLDMAN, SACHS & CO.
            DEAN WITTER REYNOLDS INC.
                       PAINEWEBBER INCORPORATED
                                    PRUDENTIAL SECURITIES INCORPORATED
                                                 SMITH BARNEY SHEARSON INC.

                                ---------------

                  The date of this Prospectus is      , 1994.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE PREFERRED SHARES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ----------------

FOR NORTH CAROLINA RESIDENTS ONLY: The Commissioner of Insurance of the State of North Carolina has not approved or disapproved the offering, nor has the Commissioner passed upon the accuracy or adequacy of this Prospectus.

                               ----------------

                             AVAILABLE INFORMATION

  The Company and Capital Holding have filed with the Securities and Exchange Commission (the "SEC") a joint Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Preferred Shares. This Prospectus does not contain all information set forth in the Registration Statement; certain parts are omitted in accordance with SEC regulations. Reference is hereby made to such Registration Statement and the exhibits filed as a part of it for further information on the Company, Capital Holding and the Preferred Shares.

  Capital Holding is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and files reports, proxy statements, and other information under the Exchange Act with the SEC. Such reports, proxy statements, and other information can be inspected and copied at the SEC, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may also be obtained from the SEC's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Copies of such material and other information about Capital Holding can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005; and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California.

  No separate financial statements of the Company have been included herein. The Company and Capital Holding do not consider that such financial statements would be material to holders of the Preferred Shares because the Company is a newly organized special purpose entity, has no operating history and no independent operations and is not engaged in any activity other than the issuance of the Preferred Shares and its common shares, and the lending of the proceeds thereof to Capital Holding. See "Capital Holding LLC." The Company is a limited life company organized under the laws of the Turks and Caicos Islands and will be managed by Capital Holding, which directly or indirectly owns all of the Company's common shares, which are nontransferable. The Company has no physical assets located within the United States. As a result, it may not be possible for investors to effect service of process within the United States upon the Company or to enforce against it in the United States courts judgments obtained in such courts predicated upon civil liability provisions of the federal securities laws of the United States. The Company has been advised by its Turks and Caicos Islands legal counsel, Misick and Stanbrook, that there is doubt as to the enforceability, in the Turks and Caicos Islands in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon the federal securities laws of the United States.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following document, filed by Capital Holding with the SEC (File No. 1-
6701) under the Exchange Act, is incorporated herein by reference:

  Capital Holding's Annual Report on Form 10-K for the year ended December 31, 1993 (which incorporates by reference certain portions of the 1993 Annual Report to Shareholders and the Proxy Statement for the Annual Meeting of Shareholders to be held on May 11, 1994).

  All documents filed by Capital Holding under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering shall be deemed to be incorporated by reference in this Prospectus and to be a part of it from the respective dates such documents are filed. Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statements so modified shall not be deemed to be a part of this Prospectus, except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

  Capital Holding will provide without charge to each person to whom this Prospectus is delivered (including any beneficial owner), on written or oral request, a copy of any or all of the documents incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests should be made to Capital Holding Corporation, P.O. Box 32830, Louisville, Kentucky 40232, Attention: Office of the Secretary, Telephone: (502) 560-2000.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this Prospectus or incorporated herein by reference.

                        THE COMPANY AND CAPITAL HOLDING

  Capital Holding LLC (the "Company"), a wholly owned special purpose subsidiary of Capital Holding Corporation ("Capital Holding"), is a Turks and Caicos Islands limited life company formed solely for the purpose of issuing common and preferred shares, including the Preferred Shares, and lending the proceeds thereof to Capital Holding.

  Capital Holding is a diversified insurance and financial services holding company. Capital Holding provides its subsidiaries with general management support, including data processing, legal, and financial services. Capital Holding markets products and services through its subsidiaries, one or more of which is licensed to do business in all 50 states, in Puerto Rico, and in the District of Columbia.

                                  THE OFFERING

Shares Offered........................ 4,000,000 shares of      % Cumulative
                                       Monthly Income Preferred Shares.

Issuer................................ Capital Holding LLC, a special purpose
                                       Turks and Caicos Islands limited life
                                       company wholly owned by Capital Holding
                                       Corporation.

Guarantor............................. Capital Holding Corporation.

Liquidation Preference................ $25 per share, plus accumulated and unpaid dividends.

Dividends............................. Cumulative at the annual rate of      %
                                       of the stated liquidation preference
                                       per share, payable monthly in arrears
                                       on the last day of each calendar month,
                                       commencing       , 1994.

Redemption............................ Not redeemable prior to       , 1999
                                       (except in the event certain withhold-
                                       ing taxes are imposed or in other lim-
                                       ited circumstances described herein un-
                                       der "Description of Preferred Shares--
                                       Optional Redemption"). Thereafter, re-
                                       deemable at the option of the Company,
                                       subject to the prior consent of Capital
                                       Holding, in whole or in part, at any
                                       time and from time to time, or
                                       mandatorily in the event of a prepay-
                                       ment by Capital Holding of the Loans
                                       under the Loan Agreement (each as de-
                                       fined below), at $25 per share plus ac-
                                       cumulated and unpaid dividends.

Voting Rights.........................
                                       Except as described under "Description
                                       of Preferred Shares--Voting Rights"
                                       herein, holders of the Preferred Shares
                                       will have no voting rights. If the
                                       Company fails to pay dividends in full
                                       on the Preferred Shares for 18
                                       consecutive monthly dividend periods,
                                       or Capital Holding is in default under
                                       any of its obligations under the
                                       Guarantee or the Loan Agreement (each
                                       as hereinafter defined), holders of a
                                       majority in liquidation preference of
                                       the Preferred Shares will be entitled
                                       to appoint a trustee to enforce the
                                       Company's rights under the Loan
                                       Agreement and to enforce Capital
                                       Holding's obligations under the
                                       Guarantee and declare and pay dividends
                                       on the Preferred Shares.
                                       Notwithstanding the appointment of any
                                       such trustee, Capital Holding and the
                                       Company retain all rights under the
                                       Loan Agreement, including the right to
                                       extend the interest payment period for
                                       up to 60 months as provided under
                                       "Description of the Loans--Extended
                                       Interest Payment Period." The Company
                                       must also obtain the approval of the
                                       holders of the Preferred Shares prior
                                       to the issuance of any securities
                                       ranking, as to participation in the
                                       profits or assets of the Company,
                                       senior to the Preferred Shares.

Merger, Consolidation or Replacement
 of the Company....................... The Company may not consolidate or merge with, or be replaced by or be
                                       continued as, or transfer its
                                       properties and assets substantially as
                                       an entirety to, any corporation or
                                       other body, except under certain
                                       circumstances. See "Description of
                                       Preferred Shares--Merger, Consolidation
                                       or Replacement of the Company."

Listing............................... New York Stock Exchange (Symbol:
                                        ).

Use of Proceeds....................... All proceeds will be lent (the "Loans")
                                       by the Company to Capital Holding under
                                       a Loan Agreement (the "Loan Agreement")
                                       to repay certain short-term
                                       indebtedness incurred by Capital
                                       Holding to redeem its Adjustable Rate
                                       Preferred Stock, Series F, par value $5
                                       per share.

BACKUP UNDERTAKINGS OF CAPITAL HOLDING:

Payment and Guarantee Agreement
 Obligations.......................... Capital Holding irrevocably and unconditionally guarantees (the
                                       "Guarantee") the Company's payment of:
                                       (i) all legally declared and unpaid
                                       dividends, (ii) all redemption payments
                                       to the extent of funds legally
                                       available therefor, and (iii) in the
                                       event of liquidation, the lesser of (a)
                                       the liquidation preference plus
                                       accumulated and unpaid dividends and
                                       (b) assets of the Company
                                       legally available in liquidation to
                                       holders of the Preferred Shares. The
                                       Guarantee is directly enforceable by
                                       holders of the Preferred Shares and is
                                       subordinate to all liabilities of
                                       Capital Holding.

Loan Agreement Obligations............ Under the Loan Agreement, Capital
                                       Holding is obligated to pay (i)
                                       interest at      % per annum and, in
                                       certain circumstances, to pay
                                       Additional Interest (as hereinafter
                                       defined), in order to allow full
                                       payment of all dividends on the
                                       Preferred Shares (see "Description of
                                       the Loans--Interest") (subject to
                                       certain rights of extension described
                                       under "Description of the Loans--
                                       Extended Interest Payment Period"),
                                       (ii) principal in an amount equal to
                                       all amounts payable by the Company to
                                       holders of the Preferred Shares on
                                       account of mandatory or optional
                                       redemptions of the Preferred Shares,
                                       and (iii) the entire principal amount
                                       upon the earlier of       , 2024 or the
                                       date of dissolution, wind-up or
                                       liquidation of the Company or Capital
                                       Holding. The obligations of Capital
                                       Holding under the Loan Agreement are
                                       directly enforceable by holders of the
                                       Preferred Shares, and are subordinate
                                       to the extent described herein.

Related Guarantee and Loan Agreement
 Covenants............................ Under the Payment and Guarantee
                                       Agreement and the Loan Agreement,
                                       Capital Holding covenants, among other
                                       things, (i) to maintain ownership of
                                       all capital stock of the Company other
                                       than the Preferred Shares and any
                                       additional preference shares ranking
                                       pari passu with the Preferred Shares,
                                       (ii) not to voluntarily dissolve, wind-
                                       up or liquidate the Company so long as
                                       the Loans (and any Preferred Shares)
                                       are outstanding, and (iii) to remain as
                                       Manager (as defined herein) of the
                                       Company and timely perform its duties
                                       as Manager (including the duty to
                                       declare and pay dividends on the
                                       Preferred Shares).

Certain Investment Considerations..... Prospective purchasers of the Preferred
                                       Shares should carefully review the
                                       information contained elsewhere in this
                                       Prospectus and should particularly
                                       consider the following matters:

                                       SUBORDINATION OF CAPITAL HOLDING
                                       OBLIGATIONS. Capital Holding's
                                       obligations under the Guarantee are
                                       subordinate and junior in right of
                                       payment to all other liabilities of
                                       Capital Holding, and its obligations
                                       under the Loan Agreement are
                                       subordinate and junior in right of
                                       payment to all Senior Indebtedness of
                                       Capital Holding (as defined under
                                       "Description of the Loans--

                                       Subordination"). At December 31, 1993,
                                       Capital Holding had total liabilities
                                       of approximately $20.4 billion, all of
                                       which rank senior to the Guarantee.
                                       Capital Holding may in the future incur
                                       additional Senior Indebtedness and
                                       issue securities or enter into
                                       guarantees that will rank senior to or
                                       pari passu with the Guarantee and the
                                       Loan Agreement, all without restriction
                                       under the terms of the Preferred
                                       Shares.

                                       ENFORCEABILITY OF JUDGMENTS AGAINST
                                       COMPANY. The Company is a newly-formed,
                                       limited life subsidiary of Capital
                                       Holding organized under the laws of the
                                       Turks and Caicos Islands with no
                                       physical assets located in the United
                                       States. As a result it may not be
                                       possible for purchasers of the
                                       Preferred Shares to effect service of
                                       process within the United States upon
                                       the Company or to enforce civil
                                       judgments against the Company in United
                                       States courts based upon federal
                                       securities laws of the United States.
                                       In addition, there is doubt as to the
                                       enforceability of actions based upon
                                       the federal securities laws of the
                                       United States in the Turks and Caicos
                                       Islands courts.

                                       OPTION TO EXTEND INTEREST PAYMENT
                                       PERIOD. Capital Holding has the right
                                       under the Loan Agreement to extend
                                       interest payment periods for up to 60
                                       months, and, as a consequence, monthly
                                       dividends on the Preferred Shares can
                                       be deferred (but will continue to
                                       accumulate) by the Company during any
                                       such extended interest payment period.
                                       In the event that Capital Holding
                                       exercises this right, Capital Holding
                                       may not declare dividends on any share
                                       of its preferred or common stock, and
                                       therefore, the extension of a payment
                                       period is, in the view of the Company
                                       and Capital Holding, remote. See
                                       "Description of the Loans--Extended
                                       Interest Payment Period".

                                       TAX CONSEQUENCES OF EXTENDED INTEREST
                                       PAYMENT PERIOD. Should an extended
                                       interest payment period occur, the
                                       Company will continue to accrue income
                                       for U.S. federal income tax purposes
                                       which will be allocated, but not
                                       distributed, to record holders of the
                                       Preferred Shares. As a result, such
                                       holders will include interest in gross
                                       income for U.S. federal income tax
                                       purposes in advance of the receipt of
                                       cash, and any such holders who dispose
                                       of Preferred Shares prior to the record
                                       date for payment of dividends following
                                       such period will also include interest
                                       in gross income but will not receive
                                       cash related thereto. See "Taxation--
                                       United States--Potential Extension of
                                       Interest Payment Period".

                              RECENT DEVELOPMENTS

  On February 16, 1994, the Capital Holding Board of Directors approved a recommendation that shareholders approve an amendment to Capital Holding's Certificate of Incorporation which would change the name of the corporation from Capital Holding Corporation to Providian Corporation. Shareholders will vote on this recommendation at Capital Holding's annual meeting on May 11, 1994.

  Based on information currently available, Capital Holding has recorded a non-recurring charge to net income for the first quarter of 1994 approximating 34 cents per share for its impaired investment in Granite Partners, a limited partnership which invested in complex mortgage-backed securities. This non-recurring charge reflects a write-off of all of Capital Holding's investment in Granite Partners, which was valued at $52.4 million at the end of 1993. This investment represents less than 0.3% of Capital Holding's total invested assets of $17 billion. As a limited partner in the fund, Capital Holding's loss exposure is limited solely to its investment in the fund.

                              CAPITAL HOLDING LLC

  The Company, a wholly owned subsidiary of Capital Holding, is a limited life company organized under the laws of the Turks and Caicos Islands. The Company was organized on March 18, 1994, and will have a life of 150 years from the date of its organization. The Company's registered offices are located at MacLaw House, P.O. Box 103, Duke Street, Grand Turk, Turks and Caicos Islands, British West Indies, telephone: (809) 946-2476. Capital Holding owns directly or indirectly all of the common shares of the Company, which shares are nontransferable. The Company exists solely for the purpose of issuing preferred and common shares and lending the proceeds thereof to Capital Holding to finance Capital Holding's business operations.

                          CAPITAL HOLDING CORPORATION

  Capital Holding is a diversified insurance and financial services holding company. Capital Holding provides its subsidiaries with general management support, including data processing, legal, and financial services. Capital Holding markets products and services through its subsidiaries, one or more of which is licensed to do business in all 50 states, in Puerto Rico, and in the District of Columbia.

  Capital Holding is incorporated under the laws of the State of Delaware. Its principal executive offices are located in the Capital Holding Center, 400 West Market Street, Louisville, Kentucky 40202, and its telephone number is (502) 560-2000.

BUSINESS SEGMENTS

  The operations of Capital Holding and its subsidiaries have been classified into five business segments: Agency Group, Direct Response Group, Accumulation and Investment Group, Banking Group, and Corporate and Other.

 Agency Group

  Agency Group markets a full range of traditional and interest-sensitive life and health insurance products through home service representatives and in partnership with third-party insurance and marketing organizations. Agency Group's business is conducted through four subsidiaries: Commonwealth Life Insurance Company, based in Louisville, Kentucky; Peoples Security Life Insurance Company, based in Durham, North Carolina; Capital Security Life Insurance Company (previously Public Savings Life Insurance Company), based in Durham, North Carolina; and Durham Life Insurance Company, based in Durham, North Carolina. Substantially all of the home service representatives are employees of these subsidiaries and do not represent other insurers.

 Direct Response Group

  Direct Response Group markets life, health, and personal lines property and casualty insurance primarily through television and print media solicitation, direct mail, telephone and third-party programs. Life, health and property and casualty insurance products are issued or underwritten by subsidiaries of National Liberty Corporation, Capital Enterprises Insurance Company and Worldwide Underwriters Insurance Company and their respective subsidiaries. Through its third-party marketing programs, National Liberty Corporation sells life and health insurance to customers of banks, department stores, oil companies and other businesses with large customer bases. Academy Life Insurance Company and its related companies, which were acquired in January 1993, market products to service personnel on military bases through 611 independent counsellors. Property and casualty products are also marketed through a portion of the home service agents of Agency Group.

 Accumulation and Investment Group

  Accumulation and Investment Group is responsible for the marketing and management of accumulation (investment-type) products issued or underwritten by certain of Capital Holding's life insurance affiliates--Commonwealth Life Insurance Company, Peoples Security Life Insurance Company, and National Home Life Assurance Company--as well as for the management of Capital Holding's insurance-related investment portfolios. This business is principally concerned with asset/liability spread management. Accumulation and Investment Group serves two principal accumulation product markets: institutional and retail. Accumulation and Investment Group targets institutional customers, such as banks, mutual funds, pension funds and other financial organizations, primarily with fixed rate and indexed-guaranteed investment contracts (GICs). Fixed and variable annuity contracts, individual retirement annuities and immediate life annuities (primarily structured settlements) are distributed to retail markets through financial planners, securities brokerage firms, specialized consultants, savings and loan associations, banks and other financial institutions.

  The asset/liability management process of Accumulation and Investment Group monitors product and asset characteristics on both the individual product and Company aggregate levels. Each major product category is supported by a separate asset portfolio, which is managed in accordance with a pre-established baseline asset strategy. This strategy represents a pairing of a product's assets and liabilities, taking into account asset and liability risks, maturity and liquidity risks, as well as asset diversification and quality considerations. The baselines are developed and updated through financial modeling.

 Banking Group

  Banking Group, which consists of First Deposit Corporation and its subsidiaries, markets consumer loans and deposit products nationwide using direct mail and telemarketing channels and other direct response methods. Banking Group's loan products consist primarily of unsecured consumer credit card loans, a revolving cash loan product without a credit card, and a home equity-secured loan product. Banking Group also offers a secured credit card, insurance premium financing loans and fee-based products designed to suspend certain customer payment obligations in situations such as loss of income due to unemployment or disability. Deposit products include retail and institutional certificates of deposit and money market deposit accounts. To comply with growth restrictions imposed by banking laws, Banking Group has securitized certain of its consumer loans/credit card receivables for which it provides servicing.

  Banking Group's loan products are issued primarily through two wholly-owned subsidiaries of First Deposit Corporation, First Deposit National Bank ("FDNB") and First Deposit National Credit Card Bank ("FDNCCB"). FDNB is a commercial banking institution headquartered in Tilton, New Hampshire. FDNCCB is a credit card bank headquartered in Tilton, New Hampshire, and is authorized to engage only in credit card operations pursuant to the Bank Holding Company Act of 1956, as amended.

  Banking Group's unsecured consumer loans are principally generated through direct mail solicitations sent to a prescreened list of prospective accountholders, followed by credit verification. Four principles guide development of specific underwriting criteria for each mailing: (i) sufficient credit history; (ii) no unacceptable derogatory credit remarks; (iii) necessary income qualification; and (iv) no rapid increase in outstanding debt or credit availability.

 Corporate and Other

  Corporate and Other includes activities of a general corporate nature, the group and credit life and health (through 1992) and real estate results of Durham, real estate development activities, debt service, realized investment gains and losses, an allocation of net investment income for the capital allocated to business segments, and intersegment eliminations.

  The following summary of operations by business segment sets forth amounts for the years ended December 31, 1993 and 1992:

                                    REVENUES

                                                         YEARS ENDED DECEMBER
                                                                  31,
                                                         ----------------------
      SEGMENT                                               1993        1992
      -------                                            ----------  ----------
                                                              (DOLLARS IN
                                                              THOUSANDS)
      Agency Group:
        Life (includes premium equivalents)............. $  653,646  $  637,521
        Health..........................................     74,646      74,095
        Other product lines.............................     64,049      68,986
                                                         ----------  ----------
          Subtotal......................................    792,341     780,602
        Life premium equivalents........................    (58,864)    (53,593)
                                                         ----------  ----------
          Total Agency Group............................    733,477     727,009
      Direct Response Group:
        Life............................................    362,571     273,969
        Health..........................................    212,074     197,790
        Property and casualty...........................    162,382     158,603
        Other product lines.............................     21,489      20,489
                                                         ----------  ----------
          Total Direct Response Group...................    758,516     650,851
      Banking Group.....................................    545,070     506,691
      Accumulation and Investment Group.................    832,768     852,550
      Corporate and Other:(1)
        Other...........................................     34,488     109,714
        Realized investment gain (loss).................    (20,155)      6,477
                                                         ----------  ----------
          Total Corporate and Other.....................     14,333     116,191
                                                         ----------  ----------
          Consolidated.................................. $2,884,164  $2,853,292
                                                         ==========  ==========

- - --------
(1) Reflects the sale of Durham Life Insurance Company credit business in July 1992, and Durham Life group business reinsurance effective January 1, 1993.

                        INCOME BEFORE FEDERAL INCOME TAX

                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                            ------------------
      SEGMENT                                                 1993      1992
      -------                                               --------  --------
                                                               (DOLLARS IN
                                                               THOUSANDS)
      Agency Group:
        Life............................................... $185,644  $183,112
        Health.............................................    3,936     2,579
        Other product lines................................    4,083     4,521
                                                            --------  --------
          Total Agency Group...............................  193,663   190,212
      Direct Response Group:
        Life...............................................   56,494    40,384
        Health.............................................   45,783    43,183
        Property and casualty..............................    8,202     6,608
        Other product lines................................  (12,621)   (5,673)
                                                            --------  --------
          Total Direct Response Group......................   97,858    84,502
      Banking Group........................................  117,720    93,502
      Accumulation and Investment Group....................  134,085   120,142
      Corporate and Other:(1)
        Other..............................................  (34,375)  (32,493)
        Realized investment loss, net of related
         amortization......................................  (21,893)   (3,838)
                                                            --------  --------
          Total Corporate and Other........................  (56,268)  (36,331)
                                                            --------  --------
          Consolidated..................................... $487,058  $452,027
                                                            ========  ========

- - --------
(1) Reflects the sale of Durham Life Insurance Company credit business in July 1992, and Durham Life group business reinsurance effective January 1, 1993.

REGULATORY ENVIRONMENT

  The business of Capital Holding's insurance subsidiaries is subject to regulation and supervision by the insurance regulatory authority of each state in which the subsidiaries are licensed to do business. Such regulators grant licenses to transact business; regulate trade practices; approve policy forms; license agents; establish reserve requirements; review form and content of required financial statements; and assure that capital, surplus and solvency requirements are met.

  The National Association of Insurance Commissioners (the "NAIC"), a self-regulatory organization of state insurance commissioners, adopted, in December of 1992, a "Risk Based Capital for Life and/or Health Insurers Model Act" (the "Model Act") which was designed to identify inadequately capitalized life and health insurers. The Model Act defines two key measures: (i) Adjusted Capital, which equals an insurer's statutory capital and surplus plus its Asset Valuation Reserve, plus half its liability for policyholder dividends, and (ii) Risk Based Capital. Risk Based Capital is determined by a complex formula which is intended to take into account the various risks assumed by an insurer. Should an insurer's Adjusted Capital fall below certain prescribed levels (defined in terms of its Risk Based Capital), the Model Act provides for four different levels of regulatory attention:

  "Plan Level": Triggered if an insurer's Adjusted Capital is less than 100% but greater than or equal to 75% of its Risk Based Capital; requires the insurer to submit a plan to the appropriate regulatory authority that discusses proposed corrective action.

  "Action Level": Triggered if an insurer's Adjusted Capital is less than 75% but greater than or equal to 50% of its Risk Based Capital; authorizes the regulatory authority to perform a special examination of the insurer and to issue an order specifying corrective actions.

  "Authorized Control Level": Triggered if an insurer's Adjusted Capital is less than 50% but greater than or equal to 35% of its Risk Based Capital; authorizes the regulatory authority to take whatever action it deems necessary.

  "Mandatory Control Level": Triggered if an insurer's Adjusted Capital falls below 35% of its Risk Based Capital; requires the regulatory authority to place the insurer under its control.

  Since the Adjusted Capital levels of Capital Holding's insurance subsidiaries currently exceed all of the regulatory action levels as defined by the NAIC's Model Act, the Model Act currently has no impact on Capital Holding's operations or financial condition.

  First Deposit Corporation's consumer banking subsidiaries are subject to state and federal regulation with respect to lending and investment practices, capital requirements, and financial reporting. The primary regulator for these consumer banking subsidiaries is the Office of the Comptroller of the Currency.

COMPETITION

 Insurance

  The insurance industry is highly competitive with over 2,000 life insurance companies competing with each other in the United States, some of which have substantially greater financial resources, broader product lines and larger staffs than Capital Holding's insurance subsidiaries. Additionally, life insurance companies face increasing competition from banks, mutual funds and other financial entities for attracting investment funds.

  Capital Holding's insurance subsidiaries differentiate themselves through progressive marketing techniques, product features, price, customer service, stability and reputation, as well as competitive credit ratings. The insurance segment maintains its competitive position by its focus on low risk/high return markets and efficient cost structure. Other competitive strengths include integrated asset/liability management, risk management and innovative product engineering.

 Banking

  The credit card and consumer revolving loan industry business in which Banking Group is engaged is highly competitive. The industry has recently experienced consolidation, lower growth and rising charge-offs.

  Competitors are increasing their use of advertising, target marketing, pricing competition and incentive programs and have also announced changes in the terms of certain credit cards, including lowering the fixed annual percentage rate charged on balances or converting the annual percentage rate charged on balances from a fixed per annum rate to a variable rate. In addition, other credit card issuers have announced "tiered" or "risk-adjusted" rates under which the annual percentage rate for the issuer's most creditworthy customers is lowered.

  In response to the competitive environment, FDNB and FDNCCB have implemented a variety of new programs to attract and retain customers, including reducing interest rates on selected accounts. FDNB and FDNCCB have generally retained the right to alter various charges, fees and other terms with respect to consumer credit accounts. In addition, Banking Group has experienced steady growth in its secured loan products and is increasing its efforts to offer its products to underserved markets.

                                USE OF PROCEEDS

  All of the proceeds from the sale of the Preferred Shares offered hereby will be lent by the Company to Capital Holding to repay certain short-term indebtedness incurred by Capital Holding to redeem its Adjustable Rate Preferred Stock, Series F, par value $5 per share. This indebtedness consists of commercial paper with varying interest rates of between 3.5% and 4.0%. Pursuant to the Underwriting Agreement, Capital Holding has agreed to pay Underwriters' Compensation to the Underwriters, as well as the expenses related to the organization of the Company and the offering, as set forth in Notes (2) and (3), respectively, on the cover page of this Prospectus.

                                 CAPITALIZATION

  The following table sets forth the capitalization of Capital Holding at December 31, 1993, and as adjusted to give effect to the sale by the Company of the Preferred Shares pursuant to this offering and the application of the proceeds therefrom as described under "Use of Proceeds" herein.

                                                          DECEMBER 31, 1993
                                                        -----------------------
                                                          ACTUAL    AS ADJUSTED
                                                        ----------  -----------
                                                        (DOLLARS IN THOUSANDS)
      Long-term Debt................................... $  589,268  $  589,268
                                                        ----------  ----------
      Preferred Stock of Subsidiary....................          0     100,000
                                                        ----------  ----------
      Shareholders' Equity
      Preferred stock:
        6,000,000 shares authorized for
         issuance in series: Series F,
         Adjustable Rate Cumulative,
         $100 face value; Issued and
         outstanding--1,000,000 shares.................    100,000           0
      Common stock, $1 par:
        300,000,000 shares authorized;
         Issued--115,325,000 shares....................    115,325     115,325
      Additional paid-in capital.......................     57,053      57,053
      Net unrealized investment gain...................     17,204      17,204
      Retained earnings................................  2,295,974   2,295,974
      Common stock held in treasury--at cost;
       13,899,000 shares...............................    (89,289)    (89,289)
      Unearned restricted stock........................     (3,376)     (3,376)
                                                        ----------  ----------
          Total Shareholders' Equity...................  2,492,891   2,392,891
                                                        ----------  ----------
          Total Capitalization......................... $3,082,159  $3,082,159
                                                        ==========  ==========

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The following summary consolidated financial data presents the consolidated results of operations of Capital Holding and its subsidiaries. This summary information should be read in conjunction with and is qualified in its entirety by the detailed information and financial statements, including the notes thereto, contained in the documents incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference."

                                           YEARS ENDED DECEMBER 31,
                          --------------------------------------------------------------
                             1993         1992        1991         1990         1989
                          -----------  ----------- -----------  -----------  -----------
                                  (DOLLARS IN THOUSANDS EXCEPT PER COMMON AND
                                    COMMON EQUIVALENT SHARE AND RATIO DATA)
CAPITAL HOLDING
 CORPORATION SUMMARY OF
 STATEMENTS OF INCOME:
 Premiums and Other
  Income, Net...........  $ 1,442,873  $ 1,393,273 $ 1,209,572  $ 1,299,169  $ 1,083,018
 Net Investment Income..    1,461,446    1,453,542   1,479,864    1,400,939    1,292,829
 Realized Investment
  Gain (Loss)...........      (20,155)       6,477     (18,780)    (122,799)     124,269
                          -----------  ----------- -----------  -----------  -----------
   Total Revenues.......    2,884,164    2,853,292   2,670,656    2,577,309    2,500,116
 Total Benefits and
  Expenses..............    2,397,106    2,401,265   2,324,720    2,352,597    2,115,589
 Federal Income Tax
  (1)...................      164,393      129,531      95,704       58,519      108,819
                          -----------  ----------- -----------  -----------  -----------
 Income before
  Cumulative Effect of
  Change in Accounting
  Principle.............      322,665      322,496     250,232      166,193      275,708
 Cumulative Effect of
  Change in Accounting
  Principle (2).........          --           --          --           --       (56,021)
                          -----------  ----------- -----------  -----------  -----------
 Net Income.............  $   322,665  $   322,496 $   250,232  $   166,193  $   219,687
                          ===========  =========== ===========  ===========  ===========
SELECTED PER COMMON AND
 COMMON EQUIVALENT SHARE
 DATA: (3)
 Income before
  Cumulative Effect of
  Change in Accounting
  Principle.............  $      3.12  $      3.14 $      2.66  $      1.70  $      2.93
 Cumulative Effect of
  Change in Accounting
  Principle (2).........          --           --          --           --         (0.62)
                          -----------  ----------- -----------  -----------  -----------
 Net Income.............  $      3.12  $      3.14 $      2.66  $      1.70  $      2.31
                          -----------  ----------- -----------  -----------  -----------
SELECTED DATA FROM
 STATEMENTS OF FINANCIAL
 CONDITION:
 Cash and Investments...  $18,152,445  $16,791,345 $15,661,663  $13,922,117  $12,628,998
 Total Assets...........   22,929,005   20,588,264  18,873,028   16,668,545   14,970,015
 Total Policy
  Liabilities...........   14,925,139   13,928,769  12,877,486   11,965,244   10,486,216
 Long-Term Debt.........      589,268      589,320     611,245      386,247      330,299
 Shareholders' Equity...    2,492,891    2,185,927   1,930,924    1,552,515    1,516,269
RATIO OF EARNINGS TO
 FIXED CHARGES AND
 PREFERRED STOCK
 DIVIDENDS (4)..........          6.1          5.1         4.1          3.6          6.0
RATIO OF EARNINGS TO
 FIXED CHARGES AND
 PREFERRED STOCK
 DIVIDENDS, INCLUDING
 INTEREST ON BANKING
 DEPOSITS (5)...........          4.2          3.5         2.7          2.2          3.0
RATIO OF EARNINGS TO
 FIXED CHARGES AND
 PREFERRED STOCK
 DIVIDENDS, INCLUDING
 INTEREST ON BANKING
 DEPOSITS, ANNUITIES AND
 OTHER FINANCIAL
 PRODUCTS (6)...........          1.6          1.5         1.3          1.2          1.5

- - -------
(1) As a result of the Omnibus Budget Reconciliation Act of 1993, enacted on August 10, 1993, and made retroactive to January 1, 1993, the federal statutory income tax rate increased to 35 percent from 34 percent. The effect of the change in tax legislation increased income tax expense by $16,771,000 for the year ended December 31, 1993, including a one-time charge of $11,682,000 as a result of applying the newly enacted tax rate to deferred tax balances as of August 10, 1993, and a $5,089,000 impact on current taxes due to the change in the statutory tax rate.
(2) Effective January 1, 1989, Capital Holding changed its method of accounting for postemployment life and health benefits from the "pay-as-you-go" method for health benefits and a modified accrual basis for life insurance and adopted the full accrual method of accounting for all postemployment benefits and for life insurance benefits for active employees. The $56,021,000 cumulative effect, net of $25,928,000 of federal income tax benefit, is included in net income of the first quarter of 1989.
(3) Per common and common equivalent share amounts have been retroactively adjusted for a two-for-one stock split effected in the form of a stock dividend, effective April 30, 1993.
(4) For the purpose of computing the ratio of earnings to fixed charges and preferred stock dividends, earnings have been calculated by adding to pretax income from continuing operations the amount of fixed charges reduced for capitalized interest and preferred stock dividend requirements and increased for amortization of previously capitalized interest. Fixed charges consists of interest on debt, preferred stock dividend requirements and a portion of net rental expense, approximately one-third, deemed to represent interest.
(5) Computation of this ratio is the same as described in note (3) above except that fixed charges also includes interest on banking deposits.
(6) Computation of this ratio is the same as described in note (3) above except that fixed charges also includes interest on banking deposits, annuities and other financial products.

                        DESCRIPTION OF PREFERRED SHARES

  The following is a summary of certain terms and provisions of the Preferred Shares offered hereby. The summary set forth below addresses the material terms of the Preferred Shares but does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Memorandum of Association of the Company (the "Memorandum"), the Articles of Association of the Company (the "Articles") and the declaration (the "Declaration") adopted by Capital Holding, as manager (the "Manager"), establishing the rights, preferences, privileges, limitations and restrictions relating to the Preferred Shares. Copies of the Memorandum, the Articles, and the form of the Declaration (as defined below) have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

  The Company is authorized to issue up to 4,000,000 preference shares (the "Preferred Shares"), in one or more series or classes, with such dividend rights, liquidation preferences per share, redemption provisions, voting rights and other rights, preferences, privileges, limitations and restrictions as the Manager may determine and declare. Pursuant to a declaration adopted by the Manager (the "Declaration") on behalf of the Company, the Manager authorized the issuance of 4,000,000 Preferred Shares having those preferences, rights, powers, qualifications and limitations set forth in the Declaration. The Company may from time to time by resolution increase its authorized share capital and issue additional preference shares on terms to be determined at the time by the Manager. Any and all such preference shares, which may be issued in one or more additional series or classes, will rank pari passu with each other and with the Preferred Shares with respect to participation in profits and assets of the Company.

  The Preferred Shares are issuable in registered form only without dividend coupons. Registration of, and registration of transfers of, the Preferred Shares are by book entry only as described below.

DIVIDENDS

  Dividends on the Preferred Shares will be cumulative, will accrue from
           , 1994 and will be payable in United States dollars monthly in arrears on the last day of each calendar month of each year, commencing
           , 1994, when, as and if declared by the Company, except as otherwise described below.

  The dividend payable on each Preferred Share will be fixed at a rate per
annum of      % of the liquidation preference thereof ($25 per share). The amount of dividends payable for any period will be computed on the basis of twelve 30-day months and a 360-day year and, for any period shorter than a full monthly dividend period, will be computed on the basis of the actual number of days elapsed in such period. Payment of dividends is limited in relation to the amount of funds held by the Company and legally available therefor. See "Description of the Loans--Interest" and "Description of the Guarantee-- General" below.

  Dividends declared on the Preferred Shares are payable to the record holders thereof as they appear on the register for the Preferred Shares on the relevant record dates, which will be one Business Day (as hereinafter defined) prior to the relevant payment dates. Subject to applicable laws and regulations, each such payment will be made as described under "Book-Entry-Only Issuance; The Depository Trust Company" below. In the event that any date on which dividends are payable on the Preferred Shares is not a Business Day, then payment of the dividend payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay) except that, if such Business Day is in the next succeeding calendar year, such payment will be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date. A "Business Day" shall mean any day other than a day on which banking institutions in The City of New York are authorized or required by law to close.

  Dividends on the Preferred Shares must be declared by the Company by action of Capital Holding, as Manager of the Company, in any calendar year or portion thereof to the extent that the Manager reasonably anticipates that at the time of payment the Company will have, and must be paid by the Company to the extent that at the time of proposed payment the Company has, (x) funds legally available for the payment of such dividends and (y) cash on hand sufficient to permit such payments. It is anticipated that the Company's earnings will result exclusively from payments under the Loans (as defined herein) of the proceeds from the sale of the Preferred Shares and the issuance of the Common Shares. See "Description of the Loans".

CERTAIN RESTRICTIONS ON THE COMPANY

  If dividends have not been paid in full on the Preferred Shares, the Company may not:

    (i) pay, or declare and set aside for payment, any dividends on any other preferred or preference stock of the Company ranking pari passu with the Preferred Shares as regards participation in profits of the Company ("Company Dividend Parity Shares"), unless the amount of any dividends declared on any Company Dividend Parity Shares is paid on the Company Dividend Parity Shares and the Preferred Shares on a pro rata basis on the date such dividends are paid on such Company Dividend Parity Shares, so that

      (x) (a) the aggregate amount of dividends paid on the Preferred Shares bears to (b) the aggregate amount of dividends paid on such Company Dividend Parity Shares the same ratio as

      (y) (a) the aggregate of all accumulated arrears of unpaid dividends in respect of the Preferred Shares bears to (b) the aggregate of all accumulated arrears of unpaid dividends in respect of such Company Dividend Parity Shares;

    (ii) pay, or declare and set aside for payment, any dividends on any shares of the Company ranking junior to the Preferred Shares as to dividends ("Company Dividend Junior Shares"); or

    (iii) redeem, purchase or otherwise acquire any Company Dividend Parity Shares or Company Dividend Junior Shares or any Preferred Shares other than the redemption of all outstanding Preferred Shares at the redemption price of $25 per Preferred Share plus accumulated and unpaid dividends (whether or not declared) to the date fixed for redemption (the "Redemption Price");

until, in each case, such time as all accumulated arrears of unpaid dividends (whether or not declared) on the Preferred Shares shall have been paid in full for all dividend periods terminating on or prior to, in the case of clauses (i) and (ii), such payment, and in the case of clause (iii), the date of such redemption, purchase or acquisition. As of the date of this Prospectus, there are no Company Dividend Parity Shares outstanding, and the Company does not have any current plans to issue Company Dividend Parity Shares.

MERGER, CONSOLIDATION OR REPLACEMENT OF THE COMPANY

  The Company may not consolidate, amalgamate, merge with or into, be replaced by or be continued as, or convey, transfer or lease its properties and assets substantially as an entirety to, any corporation or other body, except as described in this paragraph and subject to applicable law. For purposes of applicable Turks and Caicos Islands law, each holder of Preferred Shares is deemed to have authorized and consented to the Company consolidating, amalgamating or merging with or into, being replaced by, or continued as a limited liability company organized as such under the laws of any state of the United States of America, or a limited partnership organized under the Uniform Limited Partnership Act in any state of the United States of America, or a trust organized under the laws of the State of Delaware (in each case the "Successor"), and the Company may do so, provided, that (i) such Successor either (x) expressly assumes all the terms and conditions of, and obligations of the Company under, the Preferred Shares or (y) substitutes for the Preferred Shares another security having substantially the same terms as the Preferred Shares (the "Successor Security") so long as the Successor Securities rank, with respect to participation in the profits or assets of the Successor, at least as high as the Preferred Shares rank, with respect to participation in the profits or assets of the Company,
(ii) Capital Holding expressly acknowledges the Successor as the lender under the Loans and reaffirms its obligations to the Successor and to the holders of the Preferred Shares or Successor Securities, as the case may be, under the Guarantee, (iii) such merger, consolidation, amalgamation, replacement or continuation does not cause the Preferred Shares or Successor Securities, as the case may be, to be delisted by any national securities exchange or other organization on which the Preferred Shares or Successor Securities, as the case may be, are listed, (iv) the Successor receives a written opinion of counsel (such counsel being a law firm of national standing), which counsel may be counsel to the Company or Capital Holding, to the effect that such consolidation, amalgamation, merger, replacement or continuation will not result in a taxable gain to the holders of the Preferred Shares or Successor Securities, as the case may be, under Federal income tax law or cause the Successor to be considered an "investment company" under the Investment Company Act of 1940, as amended (the "1940 Act") and (v) such merger, consolidation, amalgamation, replacement or continuation does not cause the Preferred Shares or Successor Securities, as the case may be, to be downgraded by any "nationally recognized statistical rating organization" as that term is defined by the SEC for purposes of Rule 436(g)(2) under the Securities Act.

  Capital Holding, as Manager, is authorized and directed to conduct its affairs and to operate the Company in such a way that the Company would not be deemed to be an "investment company" for purposes of the 1940 Act. In this connection, Capital Holding, as Manager, is authorized to take any action not inconsistent with applicable law or the Memorandum or Articles of the Company which it determines in its discretion to be necessary or desirable for such purposes.

MANDATORY REDEMPTION

  If at any time Capital Holding repays the Loans when due or prepays the Loans as described under "Description of the Loans-Optional Prepayment", the proceeds from such prepayment or repayment of principal on the Loans to Capital Holding of the proceeds from the issuance and sale of the Preferred Shares and the Common Shares must be applied to redeem the Preferred Shares at the Redemption Price, upon not less than 30 nor more than 60 days' notice; provided that any such amounts may instead be lent to or relent to Capital Holding and not used for such redemption if at the time of such new loan, and as determined in the judgment of Capital Holding, as Manager, and the Company's financial advisor (selected by Capital Holding, as Manager, and who shall be unaffiliated with Capital Holding and shall be among the 30 largest investment banking firms, measured by total capital, in the United States at the time of the proposed new loan), (a) Capital Holding is not in bankruptcy, (b) Capital Holding is not in default on any loan pertaining to the Preferred Shares, (c) Capital Holding has made timely monthly payments on the repaid loan for the immediately preceding 18 months, (d) the Company is not in arrears on payments of dividends on the Preferred Shares, (e) Capital Holding is expected to be able to make timely payment of principal and interest on such new loan, (f) such new loan is being made on terms, and under circumstances, that are consistent with those which a lender would require for a loan to an unrelated party, (g) such loan is being made at a rate sufficient to provide payments equal to or greater than the amount of dividend payments that accrue on the Preferred Shares, (h) the senior unsecured long-term debt of Capital Holding is rated among the four highest rating categories by a nationally recognized statistical rating organization,
(i) such loan is being made for a term that is consistent with market circumstances and Capital Holding's financial condition, and (j) such loan will have a final maturity no later than the 49th anniversary of the issuance of the Preferred Shares.

OPTIONAL REDEMPTION

  The Preferred Shares are redeemable, at the option of the Company and subject to the prior consent of Capital Holding, in whole or in part from time to time,
on or after         , 1999, upon
not less than 30 nor more than 60 days' notice, at the Redemption Price. If a partial redemption would result in a delisting of the Preferred Shares, the Company may only redeem the Preferred Shares in whole. In the event that fewer than all the outstanding Preferred Shares are to be redeemed (other than in a case where such partial redemption would result in delisting as described in the following paragraph), the Preferred Shares to be redeemed will be selected as described under "Book-Entry-Only Issuance; The Depository Trust Company" below. The Company will not redeem fewer than all the outstanding Preferred Shares unless all accumulated arrears of unpaid dividends have been paid in full on all Preferred Shares for all monthly dividend periods terminating on or prior to the date of redemption.

  If at any time after the issuance of the Preferred Shares, the Company is or would be required to pay any Additional Amounts (as defined herein) with respect to the Preferred Shares or Capital Holding is or would be required to withhold or deduct certain amounts as described under "Description of the Guarantee-Additional Amounts" with respect to the Preferred Shares, then, subject to the prior consent of Capital Holding, the Company may, at its option, upon not less than 30 nor more than 60 days' notice to the holders of the Preferred Shares, redeem the Preferred Shares in whole (or, if such requirement relates to only certain of the Preferred Shares, the Preferred Shares subject to such requirement may be redeemed in part) at the Redemption Price, provided that, in the case of such a redemption of Preferred Shares in part, the Company may (i) cause the global certificate representing all of the Preferred Shares to be withdrawn from The Depository Trust Company or its successor securities depository (see "Book-Entry-Only Issuance; The Depository Trust Company"), (ii) issue share certificates in definitive form representing the Preferred Shares, and (iii) redeem the Preferred Shares subject to such requirement to withhold or deduct Additional Amounts; and provided further that, if a partial redemption would result in a delisting of the Preferred Shares from the New York Stock Exchange, the Company may only redeem the Preferred Shares in whole.

  If the Company gives a notice of redemption in respect of the Preferred Shares, then, by 2:00 p.m., New York time, on the redemption date, the Company will irrevocably initiate the transfer of funds for deposit with The Depository Trust Company in an amount sufficient to pay the applicable Redemption Price, and will give The Depository Trust Company irrevocable instructions and authority to pay the Redemption Price to the holders thereof. See "Book-Entry-Only Issuance; The Depository Trust Company." If notice of redemption shall have been given and funds deposited as required, then upon the date of such deposit, all rights of holders of the Preferred Shares so called for redemption will cease, except the right of the holders of such shares to receive the Redemption Price, but without interest, and such shares will cease to be outstanding. In the event that any date on which any payment in respect of the redemption of Preferred Shares is due is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day. In the event that payment of the Redemption Price in respect of the Preferred Shares is improperly withheld or refused and not paid either by the Company or by Capital Holding pursuant to the Guarantee, dividends on such shares will continue to accrue, at the then applicable rate, from the original redemption date to the date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the Redemption Price.

  Subject to the foregoing and applicable law (including, without limitation, applicable United States federal and state securities laws), Capital Holding or its subsidiaries may at any time and from time to time purchase outstanding Preferred Shares by tender, in the open market or by private agreement.

LIQUIDATION DISTRIBUTION

  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Preferred Shares at the time outstanding will be entitled to receive out of the assets of the Company legally available for distribution to shareholders, before any distribution of assets is made to holders of Common Shares of the Company or any other class of shares of the Company ranking junior to the Preferred Shares as regards participation in assets of the Company, but together with the holders of every other series of preferred or preference stock of the Company outstanding, if any, ranking pari passu with the Preferred Shares as regards participation in the assets of the Company ("Company Liquidation Parity Shares"), an amount equal, in the case of the holders of the Preferred Shares, to the aggregate of the liquidation preference of $25 per Preferred Share and all accumulated and unpaid dividends (whether or not declared) to the date of payment (the "Liquidation Distribution"). If, upon any such liquidation, the Liquidation Distribution can be paid only in part because the Company has insufficient assets available to pay in full the aggregate maximum Liquidation Distribution and the aggregate maximum liquidation distributions on the Company Liquidation Parity Shares, then the amounts payable directly by the Company on the Preferred Shares and on such Company Liquidation Parity Shares will be paid on a pro rata basis, so that

    (i) (x) the aggregate amount paid in respect of the Liquidation Distribution bears to (y) the aggregate amount paid as liquidation distributions on the Company Liquidation Parity Shares the same ratio as

    (ii) (x) the aggregate Liquidation Distribution bears to (y) the aggregate maximum liquidation distributions on the Company Liquidation Parity Shares.

  Pursuant to the Articles, the Company will automatically dissolve and be liquidated (i) when the period fixed for the duration of the Company expires,
(ii) if the holders of the Common Shares pass a resolution requiring the Company to be wound up and dissolved, (iii) upon the bankruptcy, resignation, withdrawal, expulsion, termination, cessation or dissolution of the Manager (provided that the merger of the Manager into a successor that succeeds to the duties of the Manager shall not be a resignation, withdrawal, termination, cessation or dissolution of the Manager), or (iv) if all of the Common Shares are redeemed by the Company.

VOTING RIGHTS

  Except as provided below and under "Description of the Guarantee--Amendments and Assignment" and "Description of the Loans--Miscellaneous", the holders of the Preferred Shares will have no voting rights.

  If (i) the Company fails to pay dividends in full on the Preferred Shares (whether or not there are funds legally available therefor) for 18 consecutive monthly dividend periods, (ii) an Event of Default (as defined in the Loan Agreement relating to the Loans) occurs and is continuing on the Loans (as defined in "Description of the Loans"), or (iii) Capital Holding is in default under any of its payment or other obligations under the Guarantee (as described under "Description of the Guarantee--Certain Covenants of Capital Holding"), then the holders of a majority in liquidation preference of the outstanding Preferred Shares, together with the holders of any other shares of preferred or preference stock of the Company having the right to vote for the appointment of a trustee in such event, acting as a single class, will be entitled to appoint and authorize a trustee to enforce the Company's rights as a creditor under the Loans directly against Capital Holding, enforce the obligations undertaken by Capital Holding under the Guarantee and the Expenses and Liabilities Agreement (as defined herein) and declare and pay dividends on the Preferred Shares. For purposes of determining whether the Company has failed to pay dividends in full for 18 consecutive monthly dividend periods, dividends shall be deemed to remain in arrears, notwithstanding any payments in respect thereof, until full cumulative dividends have been or contemporaneously are declared and paid with respect to all monthly dividend periods terminating on or prior to the date of payment of such full cumulative dividends. Not later than 30 days after such right to appoint a trustee arises, the Manager will convene a separate general meeting for the above purpose. If the Manager fails to convene such meeting within such 30-day period, the holders of 10% in liquidation preference (plus all accumulated arrears and accruals of dividends per share) of the outstanding Preferred Shares and such other preferred or preference stock will be entitled to convene such separate general meeting. The provisions of the Articles relating to the convening and conduct of the general meetings of shareholders will apply with respect to any such separate general meeting. Any trustee so appointed shall vacate office immediately, subject to the terms of such other preferred or preference stock, if the Company (or Capital Holding pursuant to the Guarantee) shall have paid in full all accumulated and unpaid dividends on the Preferred Shares or such default or breach by Capital Holding, as the case may be, shall have been cured. Notwithstanding the appointment of any such trustee, Capital Holding and the Company retain all rights under the Loan Agreement, including the right to extend the interest payment period for up to 60 months as provided under "Description of the Loans--Extended Interest Payment Period." During any such extension, dividends on the Preferred Shares will be deferred, but holders will be required to include interest from the Loans in income for federal income tax purposes. See "Taxation--United States-- Potential Extension of Interest Payment Period."

  If any resolution is proposed for adoption by the shareholders of the Company providing for, or the Manager otherwise proposes to effect (it being understood that the automatic dissolution and liquidation events described in (iii) and
(iv) under "Liquidation Distribution" above and the events described under "Merger, Consolidation or Replacement of the Company" above will not be deemed to be a proposal by the Manager), (x) any variation or abrogation of the rights, preferences and privileges of the Preferred Shares by way of amendment of the Company's Articles, the Declaration or otherwise (including, without limitation, the authorization or issuance of any shares of the Company ranking, as to participation in the profits or assets of the Company, senior to the Preferred Shares), (y) the liquidation, dissolution or winding up of the Company, or (z) the modification of Regulation 16 of the Articles which absolutely prohibits transfers of shares of the Company's Common Shares, then the holders of the outstanding Preferred Shares (and, in the case of a resolution described in clause (x) above which would equally adversely affect the rights, preferences or privileges of any Company Dividend Parity Shares or any Company Liquidation Parity Shares, such Company Dividend Parity Shares or such Company Liquidation Parity Shares, as the case may be, or, in the case of any resolution described in clause (y) or (z) above, all Company Liquidation Parity Shares) will be entitled to vote together as a single class on such resolution or action of the Manager (but not on any other resolution or action), and such resolution or action shall not be effective except with the approval of the holders of 66 2/3% in liquidation preference (plus all accumulated and unpaid dividends) of such outstanding shares; provided, however, that no such approval shall be required under clauses (x) and (y) if the liquidation, dissolution and winding up of the Company is proposed or initiated upon the initiation of proceedings, or after proceedings have been initiated, for the liquidation, dissolution or winding up of Capital Holding.

  No vote or consent of the holders of the Preferred Shares will be required for the Company to redeem and cancel Preferred Shares in accordance with the Articles and the Declaration.

  The rights attached to the Preferred Shares will be deemed not to be varied by the creation or issue of, and no vote will be required for the creation of, any further series of preference shares or any further shares of the Company ranking as regards participation in the profits or assets of the Company pari passu with or junior to the Preferred Shares.

  Any required approval of holders of the Preferred Shares may be given at a separate meeting of such holders convened for such purpose, at a general meeting of shareholders of the Company or pursuant to written consent. The Company will cause a notice of any meeting at which holders of the Preferred Shares are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be mailed to each holder of record of the Preferred Shares. Each such notice will include a statement setting forth (i) the date of such meeting or the date by which such action is to be taken, (ii) a description of any resolution proposed for adoption at such meeting on which such holders are entitled to vote or of such matter upon which written consent is sought, and (iii) instructions for the delivery of proxies or written consents.

  Notwithstanding that holders of the Preferred Shares are entitled to vote or consent under any of the circumstances described above, any of the Preferred Shares and such other preference shares entitled to vote or consent with such Preferred Shares as a single class outstanding at such time, that are owned by Capital Holding or any entity owned 50% or more by Capital Holding, either directly or indirectly, shall not be entitled to vote or consent and shall, for the purposes of such vote or consent, be treated as if they were not outstanding.

ADDITIONAL AMOUNTS

  All payments in respect of the Preferred Shares by the Company will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied upon or as a result of such payment by or on behalf of the Turks and Caicos Islands or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, the Company will pay as a dividend such additional amounts as may be necessary in order that the net amounts received by the holders of the Preferred Shares after such withholding or deduction will equal the amount which would have been receivable in respect of such Preferred Shares in the absence of such withholding or deduction (such additional amounts being the "Additional Amounts"), except that no such Additional Amounts will be payable to a holder of Preferred Shares (or a third party on such holder's behalf) with respect to the Preferred Shares:

    (a) if such holder is liable for such taxes, duties, assessments or governmental charges in respect of such Preferred Shares by reason of such holder's having some connection with the Turks and Caicos Islands other than being a holder of such Preferred Shares; or

    (b) if the Company has notified such holder of the obligation to withhold taxes and requested but not received from such holder a declaration of nonresidence or other claim for exemption, and such withholding or deduction would not have been required had such declaration or other claim been received.

BOOK-ENTRY-ONLY ISSUANCE; THE DEPOSITORY TRUST COMPANY

  The Depository Trust Company ("DTC"), New York, New York, will act as securities depository for the Preferred Shares. The Preferred Shares will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered Preferred Share certificates will be issued, representing in the aggregate the total number of Preferred Shares, and will be deposited with DTC.

  DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

  Purchases of Preferred Shares under the DTC system must be made by or through Direct Participants, which will receive a credit for the Preferred Shares on DTC's records. The ownership interest of each actual purchaser of each Preferred Share ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of their transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Preferred Shares. Transfers of ownership interests in the Preferred Shares are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Preferred Shares, except in the event that use of the book-entry system for the Preferred Shares is discontinued.

  To facilitate subsequent transfers, all Preferred Shares deposited by Participants with DTC are registered in the name of Cede & Co. The deposit of Preferred Shares with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Preferred Shares; DTC's records reflect only the identity of the Direct Participants to whose accounts such Preferred Shares are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

  Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Redemption notices will be sent to Cede & Co. If less than all of the Preferred Shares are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in the Preferred Shares to be redeemed.

  Although voting with respect to the Preferred Shares is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will consent or vote with respect to the Preferred Shares. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Preferred Shares are credited on the record date (identified in a listing attached to the Omnibus Proxy).

  Dividend payments on the Preferred Shares will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of such Participant and not of DTC, the Company or Capital Holding, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of dividends to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

  DTC may discontinue providing its services as securities depository with respect to the Preferred Shares at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depository is not obtained, Preferred Share certificates are required to be printed and delivered. Additionally, in the event that the Company exercises its option to redeem only a portion of the Preferred Shares because the Company or Capital Holding is or would be required to withhold or deduct Additional Amounts in regard to such Preferred Shares to be redeemed, the Company may cause the global certificate or certificates representing all of the Preferred Shares to be withdrawn from DTC (or its successor securities depository) and may issue share certificates in definitive form representing the Preferred Shares. Thereafter, the Preferred Shares subject to such requirement to withhold or deduct Additional Amounts would be redeemed.

  The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but neither the Company nor Capital Holding takes responsibility for the accuracy thereof.

REGISTRAR, TRANSFER AGENT AND PAYING AGENT

  Capital Holding will act as registrar, transfer agent and paying agent for the Preferred Shares (the "Paying Agent").

  Registration of transfers of the Preferred Shares will be effected without charge by or on behalf of the Company, but upon payment (with the giving of such indemnity as the Company or Capital Holding may require) in respect of any tax or other governmental charges which may be imposed in relation to it.

  The Company will not be required to register or cause to be registered the transfer of Preferred Shares after such Preferred Shares have been called for redemption.

MISCELLANEOUS

  The Company is not subject to any mandatory redemption or sinking fund provisions with respect to the Preferred Shares. Holders of the Preferred Shares have no preemptive rights.

  Capital Holding and the Company will enter into an agreement (the "Expenses and Liabilities Agreement") pursuant to which Capital Holding will agree to guarantee the payment of any liabilities incurred by the Company (other than obligations to holders of the Preferred Shares, which will be separately guaranteed to the extent set forth in the Guarantee; see "Description of the Guarantee"). The Expenses and Liabilities Agreement will expressly provide that such agreement is for the benefit of, and is enforceable by, third parties to whom the Company owes such obligations. A copy of the form of the Expenses and Liabilities Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

                          DESCRIPTION OF THE GUARANTEE

  Set forth below is a summary of information concerning the guarantee (the "Guarantee") which will be executed and delivered by Capital Holding for the benefit of the holders from time to time of the Preferred Shares. This summary contains all material information concerning the Guarantee but does not purport to be complete. References to provisions of the Guarantee are qualified in their entirety by reference to the full text of the Payment and Guarantee Agreement, the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

GENERAL

  Capital Holding will irrevocably and unconditionally agree, to the extent set forth herein, to pay in full, to the holders of the Preferred Shares, the Guarantee Payments (as defined below) (except to the extent paid by the Company), as and when due, regardless of any defense, right of set-off or counterclaim which the Company may have or assert. The following payments constitute the Guarantee Payments for the Preferred Shares: (i) accumulated and unpaid dividends which have been legally declared on the Preferred Shares, (ii) the Redemption Price legally payable with respect to any Preferred Shares called for redemption by the Company, (iii) in the event of liquidation of the Company, the lesser of (a) the liquidation preference plus all accumulated and unpaid dividends (whether or not declared) to the date of payment and (b) the amount of assets of the Company legally available for distribution to holders of the Preferred Shares, and (iv) any Additional Amounts payable by the Company in respect of the Preferred Shares. Capital Holding's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by Capital Holding to the holders of the Preferred Shares or by causing the Company to pay such amounts to such holders.

  See "Prospectus Summary--The Offering" for a summary description of other contractual backup undertakings of Capital Holding for the benefit of holders of the Preferred Shares.

CERTAIN COVENANTS OF CAPITAL HOLDING

  In the Guarantee, Capital Holding will covenant that, so long as any Preferred Shares remain outstanding, neither Capital Holding nor any majority-owned subsidiary of Capital Holding will declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock or make any guarantee payments with respect to the foregoing (other than (i) payments under the Guarantee or under other guaranty agreements made by Capital Holding in respect of additional preferred shares that may be issued in one or more series or classes that rank pari passu with each other and with the Preferred Shares with respect to participation in the profits and assets of the Company, or (ii) dividends or guarantee payments to Capital Holding by a majority-owned subsidiary), if at such time Capital Holding is in default with respect to its payment or other obligations under the Guarantee, or the Expenses and Liabilities Agreement or there shall have occurred any event that, with the giving of notice or the lapse of time or both, would constitute an Event of Default under the Loans.

  In the Guarantee, Capital Holding will also covenant that, so long as any Preferred Shares remain outstanding, it will (i) maintain direct or indirect 100% ownership of the Common Shares and any other shares of the Company other than (x) the Preferred Shares or (y) any additional preferred shares that may be issued in one or more series or classes, and that rank pari passu with each other and with the Preferred Shares with respect to participation in profits and assets of the Company, (ii) cause at least 21% of the total value of the Company and at least 21% of all interests in the capital, income, gain, loss, deduction and credit of the Company to be represented by Common Shares, (iii) not voluntarily dissolve, wind-up or liquidate the Company, (iv) remain the Manager of the Company and timely perform all of its duties as Manager of the Company (including the duty to declare and pay dividends on the Preferred Shares), provided that any permitted successor of Capital Holding under the Loan Agreement may succeed to Capital Holding's duties as Manager, and (v) use reasonable efforts to cause the Company to remain a limited life company and otherwise continue to be treated as a partnership for United States federal income tax purposes.

ADDITIONAL AMOUNTS

  All Guarantee Payments will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied upon or as a result of such payment by or on behalf of the United States, any state thereof or any other jurisdiction through which or from which such payment is made, or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, Capital Holding will pay such additional amounts as may be necessary in order that the net amounts received by the holders of the Preferred Shares after such withholding or deduction will equal the amount which would have been receivable in respect of the Preferred Shares in the absence of such withholding or deduction, except that no such additional amounts will be payable to a holder of the Preferred Shares (or a third party on his behalf) with respect to any of the Preferred Shares:

  (a) if such holder is liable for such taxes, duties, assessments or governmental charges in respect of the Preferred Shares by reason of such holder's having some connection with the United States, any state thereof or any other jurisdiction through which or from which such payment is made, other than being a holder of the Preferred Shares, or

  (b) if the Company or Capital Holding has notified such holder of the obligation to withhold taxes and requested but not received from such holder a declaration of non-residence or other claim for exemption, and such withholding or deduction would not have been required had such declaration or other claim been received.

AMENDMENTS AND ASSIGNMENT

  Except with respect to any changes which do not adversely affect the rights of holders of the Preferred Shares (in which case no vote will be required), the Guarantee may be changed only by a written instrument executed by Capital Holding and with the prior approval of the holders of not less than 66 2/3% in liquidation preference of all Preferred Shares then outstanding. The manner of obtaining any such approval of holders of the Preferred Shares will be as set forth under "Description of Preferred Shares--Voting Rights." All guarantees and agreements contained in the Guarantee shall bind the successors, assigns, receivers, trustees and representatives of Capital Holding and shall inure to the benefit of the holders of all Preferred Shares then outstanding.

TERMINATION OF THE GUARANTEE

  The Guarantee will terminate and be of no further force and effect as to the Preferred Shares upon full payment of the Redemption Price of all outstanding Preferred Shares or upon full payment of the amounts payable to holders of the Preferred Shares upon liquidation of the Company. The Guarantee will continue to be effective or will be reinstated, however, as the case may be, if at any time any holder of Preferred Shares must restore payment of any sums paid under the Preferred Shares or the Guarantee.

STATUS OF THE GUARANTEE

  The Guarantee will constitute an unsecured obligation of Capital Holding and will rank (i) subordinate and junior in right of payment to all other liabilities of Capital Holding and (ii) senior to the most senior preferred or preference stock of any series now or hereafter issued by Capital Holding, and
(iii) senior to any guarantee now or hereafter entered into by Capital Holding in respect of any preferred or preference stock of any affiliate of Capital Holding, except for guarantees in respect of any further series of preference shares or any further shares of the Company ranking as regards participation in the profits or assets of the Company pari passu with the Preferred Shares. At December 31, 1993, Capital Holding had total liabilities of approximately $20.4 billion, all of which are senior to the Guarantee.

  The Guarantee will constitute a guarantee of payment and not of collection. This means that a holder of Preferred Shares may enforce the Guarantee directly against Capital Holding, and Capital Holding will waive any right or remedy to require that any action be brought against the Company or any other person or entity before proceeding against Capital Holding. The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by the Company and by complete performance of all obligations of Capital Holding under the Guarantee.

GOVERNING LAW

  The Guarantee will be governed by and construed in accordance with the laws of the State of New York.

                            DESCRIPTION OF THE LOANS

  Set forth below is a summary of information concerning the loans (the "Loans") which will be made by the Company to Capital Holding of the proceeds from the issuance of (i) the Preferred Shares and (ii) the Company's Common Shares and related capital contributions ("Common Share Payments"). This summary contains all material information concerning the loan agreement (the "Loan Agreement") but does not purport to be complete. References to provisions of the Loan Agreement are qualified in their entirety by reference to the full text of the Loan Agreement, the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. Capital Holding's obligations under the Loan Agreement will also be for the benefit of the holders from time to time of the Preferred Shares, and such holders will be entitled to enforce the Loan Agreement directly against Capital Holding.

GENERAL

  Pursuant to the Loan Agreement, the Company will agree to make the Loans to
Capital Holding in an aggregate principal amount of $           , such amount
being equal to the aggregate liquidation preference of the Preferred Shares
issued and sold by the Company of $            and the aggregate Common Share
Payments of $          .

  The entire principal amount of the Loans will become due and payable (together with any accrued and unpaid interest thereon, including Additional
Interest (as hereinafter defined), if any) on the earliest of       , 2024 or
the date upon which Capital Holding or the Company shall be dissolved, wound-up or liquidated.

MANDATORY PREPAYMENT

  If the Company redeems the Preferred Shares in accordance with the terms thereof, the Loans will become due and payable in a principal amount equal to the aggregate Redemption Price of the Preferred Shares so redeemed, together with any and all interest accrued thereon. Any payment pursuant to this provision shall be made by wire transfer, which shall be initiated by 2:00 p.m., New York time, on the date of such redemption or at such other time or such earlier date as the Company and Capital Holding shall agree.

OPTIONAL PREPAYMENT

  Capital Holding will have the right to prepay the Loans, without premium or penalty,

  (i) in whole or in part (together with any accrued but unpaid interest, including Additional Interest, if any, on the portion being prepaid) at
      any time on or after       , 1999; and

  (ii) in whole (together with all accrued and unpaid interest, including Additional Interest, if any, thereon) at any time if Capital Holding is or would be required to pay any Additional Interest on the entire amount of the Loans pursuant to the terms of the Loan Agreement or, if such requirement to pay Additional Interest shall relate only to a portion of the Loans, the portion of the Loans affected by any such requirement (together with all accrued and unpaid interest, including Additional Interest, on the portion being prepaid), provided that if a partial prepayment would, through the corresponding partial redemption of the Preferred Shares, result in a delisting of the Preferred Shares from the New York Stock Exchange, Capital Holding may only prepay the Loans in full. In no event, however, will Capital Holding have the right to prepay the Loans, or a portion thereof, under this clause
       (ii) based on (a) a technical obligation to pay Additional Interest because of a withholding obligation to the extent Capital Holding would not incur any penalties, interest or tax under the United States Internal Revenue Code of 1986, as amended (the "Code") or other applicable law if Capital Holding did not withhold, or (b) a de minimis obligation to pay Additional Interest. For purposes of the foregoing, in the event that Capital Holding is advised by independent legal counsel that more than an insubstantial risk exists that Capital Holding will incur penalties, interest or tax under the Code or other applicable law if it does not withhold, Capital Holding shall have the right to repay the Loans, or a portion thereof, under this clause (ii) unless the obligation to pay Additional Interest if Capital Holding does so withhold is a de minimis obligation.

INTEREST

  The Loans will bear interest at an annual rate equal to      % from the date
they are made until maturity. Such interest shall be payable on the last day of
each calendar month of each year, commencing       , 1994. In the event that
any date on which interest is payable on the Loans is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay) except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date, subject to certain rights of extension described below.

EXTENDED INTEREST PAYMENT PERIOD

  Capital Holding shall have the right at any time or times during the term of the Loans, so long as Capital Holding is not in default in the payment of interest on the Loans, to extend the interest payment period to up to 60 months; provided that at the end of such period Capital Holding shall pay all interest then accrued and unpaid (together with interest thereon at the rate specified for the Loans to the extent permitted by applicable law); and provided further that, during any such extended interest payment period neither Capital Holding nor any majority-owned subsidiary of Capital Holding shall declare or pay any dividends on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its shares of common or preferred stock or make any guarantee payments with respect to the foregoing (other than (i) payments under the Guarantee or under other guaranty agreements made by Capital Holding in respect of additional preferred shares that may be issued in one or more series or classes that rank pari passu with each other and with the Preferred Shares with respect to participation in the profits and assets of the Company, or (ii) dividend or guarantee payments to Capital Holding). Prior to the termination of any such extended interest payment period, Capital Holding may further extend the interest payment period, provided that such extended interest payment period together with all such further extensions thereof may not exceed 60 months. Capital Holding shall give the Company notice of its selection of such extended interest payment period one Business Day prior to the earlier of (i) the date the Company declares the related dividend or (ii) the date the Company is required to give notice of the record or payment date of such related dividend to the New York Stock Exchange or other applicable self-regulatory organization or to holders of the Preferred Shares, but in any event not less than two Business Days prior to such record date. Capital Holding shall cause the Company to give such notice of Capital Holding's selection of such extended interest payment period to the holders of the Preferred Shares. Because Capital Holding may not declare dividends on any share of its preferred or common stock during any extended interest payment period, the extension of a payment period is, in the view of the Company and Capital Holding, remote.

ADDITIONAL INTEREST

  If at any time following the date of the Loan Agreement (a) the Company shall be required to pay any Additional Amounts in respect of the Preferred Shares, pursuant to the terms thereof, (b) Capital Holding shall be required to withhold or deduct any amounts, for or on account of any taxes, duties or government charges of whatever nature imposed by the United States of America (or any political subdivision thereof or therein), from the interest payments to be made by Capital Holding on the Loans or (c) the Company shall be required to pay, with respect to its income derived from the interest payments on the Loans, any amounts for or on account of any taxes, duties or governmental charges of whatever nature imposed by the Turks and Caicos Islands (or any political subdivision thereof or therein), or any other taxing authority, then, in any such case, Capital Holding will pay as interest such additional amounts ("Additional Interest") as may be necessary in order that the net amounts received and retained by the Company after paying such Additional Amounts, or after such withholding or deduction or the payment of such taxes, duties, assessments or governmental charges, as the case may be, shall result in the Company's having such funds as it would have had in the absence of the obligation to pay such Additional Amounts, or such withholding or deduction or the payment of such taxes, duties, assessments or governmental charges, as the case may be. The obligation to pay Additional Interest under
(b) above shall be reduced proportionately to the extent that (x) Capital Holding or the Company has notified holders of Preferred Shares of the obligation to withhold taxes and requested but not received from such holders declarations of nonresidence or other claim for exemption and (y) such withholding or deduction would not have been required had such declaration or claim been received.

METHOD AND DATE OF PAYMENT

  Each payment by Capital Holding of principal and interest (including Additional Interest, if any) on the Loans shall be made to the Company in lawful money of the United States, at such place and to such accounts as may be designated by the Company.

SET-OFF

  Notwithstanding anything to the contrary in the Loan Agreement, Capital Holding shall have the right to set-off any payment it is otherwise required to make thereunder with and to the extent Capital Holding has theretofore made, or is concurrently on the date of such payment making, a payment under the Guarantee.

SUBORDINATION

  The Loan Agreement provides that Capital Holding and the Company covenant that each of the Loans is subordinate and junior in right of payment to all Senior Indebtedness as provided in the Loan Agreement. The term "Senior Indebtedness" means the principal, premium, if any, and interest on (i) all indebtedness of Capital Holding other than ordinary trade credit and other accounts payable arising in the ordinary course of business, whether outstanding on the date of the Loan Agreement or thereafter created, incurred or assumed, which is for money borrowed, or evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets, including securities, (ii) any indebtedness of others of the kinds described in the preceding clause (i) for which Capital Holding is responsible or liable (directly or indirectly, contingently or noncontingently) as guarantor or otherwise and (iii) amendments, renewals, extensions and refundings of any such indebtedness, unless in any instrument or instruments evidencing or securing such indebtedness or pursuant to which the same is outstanding, or in any such amendment, renewal, extension or refunding, it is expressly provided that such indebtedness is not superior in right of payment to the Loans. The Senior Indebtedness shall continue to be Senior Indebtedness and entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of the Senior Indebtedness or extension or renewal of the Senior Indebtedness. Under the foregoing definition Senior Indebtedness does not include, without limitation, ordinary trade credit and other accounts payable arising in the ordinary course of Capital Holding's business and other liabilities of Capital Holding which are not incurred for money borrowed or evidenced by notes or similar instruments.

  In the event that (i) Capital Holding shall default in the payment of any principal, or premium, if any, or interest on any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or declaration or otherwise or (ii) an event of default occurs with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof and written notice describing such event of default and requesting commencement of payment blockage on transactions as hereinafter described is given to Capital Holding by the holders of Senior

Indebtedness, then unless and until such default in payment or event of default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) shall be made or agreed to be made on account of the Loans or interest thereon or in respect of any repayment, redemption, retirement, purchase or other acquisition of the Loans. Capital Holding will give prompt written notice to the Company of any default in the payment of any Senior Indebtedness and of any dissolution, winding up or reorganization of Capital Holding.

  In the event of (i) any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to Capital Holding or its property or for the benefit of its creditors, (ii) any proceeding for the liquidation, dissolution or other winding up of Capital Holding, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings, (iii) any assignment by Capital Holding for the benefit of creditors, or (iv) any other marshaling of the assets of Capital Holding, all Senior Indebtedness shall first be paid in full before any payment or distribution, whether in cash, securities or other property, may be made by Capital Holding on account of the Loans. In any such event, any payment or distribution, whether in cash, securities or other property (other than securities of Capital Holding or any other corporation provided for by a plan of reorganization or a readjustment, the payment of which is subordinate, at least to the extent provided in the subordination provisions of the Loan Agreement with respect to the indebtedness evidenced by the Loans, to the payment of all Senior Indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), which would otherwise (but for the subordination provision) be payable or deliverable in respect to the Loans shall be paid or delivered directly to the holders of the Senior Indebtedness (or their representative or trustee) in accordance with the priorities then existing among such holders until all Senior Indebtedness shall have been paid in full. No present or future holder of any Senior Indebtedness may be prejudiced in the right to enforce subordination of the indebtedness constituting the Loans by any act or failure to act on the part of Capital Holding.

  Senior Indebtedness shall not be deemed to have been paid in full unless the holders thereof shall have received cash, securities or other property equal to the amount of such Senior Indebtedness then outstanding. Upon the payment in full of all Senior Indebtedness, the Company shall be subrogated to all the rights of any holders of Senior Indebtedness to receive any further payments or distributions applicable to the Senior Indebtedness until the Loans shall have been paid in full, and such payments or distributions of cash, securities or other property received by the Company, by reason of such subrogation, which otherwise would be paid or distributed to the holders of Senior Indebtedness, shall, as between Capital Holding and its creditors other than the holders of Senior Indebtedness, on the one hand, and the Company, on the other, be deemed to be a payment by Capital Holding on account of Senior Indebtedness, and not on account of the Loans.

COVENANTS

  Capital Holding will covenant that neither Capital Holding, nor any majority-owned subsidiary of Capital Holding, will declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of Capital Holding's capital stock, or make any guarantee payments with respect to the foregoing (other than (i) payments under the Guarantee or under other guaranty agreements made by Capital Holding in respect of additional preferred shares that may be issued in one or more series or classes that rank pari passu with each other and with the Preferred Shares with respect to participation in the profits and assets of the Company, or (ii) dividends or guarantee payments to Capital Holding by a majority-owned subsidiary), if at such time (x) there shall have occurred any event that, with the giving of notice or the lapse of time or both, would constitute an Event of Default under the Loan Agreement or
(y) Capital Holding shall be in default with respect to its payment or other obligations under the Guarantee or the Expenses and Liabilities Agreement. Capital Holding will also covenant (i) to maintain direct or indirect 100% ownership of the Common Shares and any other shares of the Company other than
(x) the Preferred Shares, and (y) any additional preferred shares that may be issued in one or more series or classes, and that rank pari passu with each other and with the Preferred Shares with respect to participation in the profits and assets of the Company, (ii) to cause at least 21% of the total value of the Company and at least 21% of all interests in the capital, income, gain, loss, deduction and credit of the Company to be represented by Common Shares, (iii) not to voluntarily dissolve, wind-up or liquidate the Company,
(iv) to remain the Manager of the Company and to timely perform all of its duties as Manager (including the duty to declare and pay dividends on the Preferred Shares as described in "Description of the Preferred Shares-- Dividends"); provided that any permitted successor of Capital Holding under the Loan Agreement may succeed to Capital Holding's duties as Manager, and (v) to use its reasonable efforts to cause the Company to remain a limited life company and otherwise continue to be treated as a partnership for United States federal income tax purposes.

  The Company may not waive compliance or waive any default in compliance by Capital Holding of any covenant or other term in the Loan Agreement without the approval of the same percentage of Preferred Shareholders, obtained in the same manner, as would be required for an amendment of the Loan Agreement to the same effect.

ENFORCEMENT

  Capital Holding will agree in the Loan Agreement that its obligations thereunder are for the benefit of the holders of the Preferred Shares. The holders, or a trustee appointed by and acting on behalf of the holders, may enforce the obligations of Capital Holding under the Loan Agreement directly against Capital Holding as third party beneficiary of Capital Holding's obligations thereunder without first proceeding against the Company. However, no holder of Preferred Shares is entitled to institute any proceeding under the Loan Agreement to enforce the obligations therein unless such proceeding has been brought by or with the consent of the holders of at least a majority in liquidation preference of the outstanding Preferred Shares.

  The holders' claims under the Loan Agreement will rank subordinate and junior in right of payment to all Senior Indebtedness of Capital Holding as described under "Subordination" above. Upon payment of such claims, any trustee appointed by the holders to act on their behalf would be authorized to declare and cause the Company to pay dividends on the Preferred Shares as described under "Description of Preferred Shares--Voting Rights."

EVENTS OF DEFAULT

  If one or more of the following events (each an "Event of Default") shall occur and be continuing:

  (a) default in the payment of interest on the Loans, including any Additional Interest in respect thereof, when due for 10 days (whether by virtue of the provisions described above under "--Subordination" or otherwise); provided that a valid extension of the interest payment period by Capital Holding shall not constitute a default in the payment of interest for this purpose (see "--Interest");

  (b) default in the payment of principal on the Loans when due (whether by virtue of the provisions described above under "--Subordination" or otherwise);

  (c) the dissolution or winding-up or liquidation of the Company;

  (d) the bankruptcy, insolvency or liquidation of Capital Holding; or

  (e) breach by Capital Holding of any of its covenants under the Loan Agreement continued for 30 days after notice to Capital Holding from any holder of the Preferred Shares;

then, provided that the holders of a majority of liquidation preference of the outstanding Preferred Shares are entitled to appoint a trustee (as described under "Description of Preferred Shares--Voting Rights" above), the Company will have the right to declare the principal of and the interest on the Loans

(including any Additional Interest and any interest subject to an extension election) and all other amounts payable under the Loan Agreement to be forthwith due and payable and to enforce its other rights as a creditor with respect to the Loans. Under the terms of the Preferred Shares, the holders of outstanding Preferred Shares will have the rights referred to under "Description of the Preferred Shares--Voting Rights", including the right to appoint a trustee, which trustee will be authorized to exercise the Company's right to accelerate the principal amount of the Loans and to enforce the Company's other rights as a creditor under the Loans, and Capital Holding agrees to cooperate with such trustee.

MISCELLANEOUS

  Capital Holding will have the right at all times to assign any of its rights or obligations under the Loan Agreement to a direct or indirect wholly owned subsidiary of Capital Holding other than any subsidiary that is an insurance company; provided that, in the event of any such assignment, Capital Holding will remain jointly and severally liable for all such obligations. The Company may not assign any of its rights under the Loan Agreement without the prior written consent of Capital Holding. Subject to the foregoing, the Loan Agreement will be binding upon and inure to the benefit of Capital Holding and the Company and their respective successors and assigns. The Loan Agreement provides that it may not otherwise be assigned by Capital Holding or the Company.

  The Loan Agreement will provide that Capital Holding may merge with or into another entity or may permit another entity to merge with or into Capital Holding, or may sell, transfer or lease all or substantially all of its assets to another entity, only if (i) at such time no Event of Default has occurred and is continuing, or would occur as a result of such merger, sale, transfer or lease, and (ii) Capital Holding is the survivor of such merger or the entity to which Capital Holding's assets are sold, transferred or leased is an entity organized under the laws of the United States or any state thereof and assumes all of Capital Holding's obligations under the Loan Agreement.

  Except as to matters relating to the authorization, execution and delivery of the Loan Agreement by the Company, which will be governed by the laws of the Turks and Caicos Islands, the Loan Agreement will be governed by and construed in accordance with the laws of the State of New York.

  The Loan Agreement may be amended by mutual consent of the parties in the manner the parties shall agree; provided that, so long as any of the Preferred Shares remain outstanding, no such amendment shall be made that adversely affects the holders of Preferred Shares, no termination of the Loan Agreement shall occur and no Event of Default or compliance with any covenant under the Loan Agreement may be waived by the Company, without the prior consent of at least 66 2/3% of the outstanding Preferred Shares, in writing or at a duly constituted meeting of such holders.

                                    TAXATION

  The following discussion summarizes the material federal income tax considerations and Turks and Caicos Islands tax considerations that may be relevant to prospective purchasers of the Preferred Shares.

  PROSPECTIVE PURCHASERS OF THE PREFERRED SHARES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TURKS AND CAICOS ISLANDS, UNITED STATES OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED SHARES, INCLUDING THE EFFECT OF ANY STATE OR LOCAL TAX LAWS.

UNITED STATES

  The following summary is based upon the opinion of King & Spalding, special United States tax counsel to Capital Holding and the Company, insofar as it relates to matters of law and legal conclusions. The discussion is intended to address only those federal income tax considerations that are generally applicable to all holders of the Preferred Shares ("Holders"). The specific tax consequences will vary for the Holders because of their varying circumstances. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes may cause the tax consequences to vary substantially from the consequences described below.

  King & Spalding, special United States tax counsel to Capital Holding and the Company, has reviewed the following discussion and is of the opinion that this discussion accurately describes all of the material federal income tax consequences to the Holders. Because the particular circumstances of individual Holders may vary, the following discussion is not exhaustive of all possible tax considerations. The discussion deals only with Preferred Shares held as capital assets by initial purchasers and has only limited application to corporations, estates, trusts and non-resident aliens. The discussion does not deal with special classes of Holders, such as dealers in securities or currencies, life insurance companies, persons holding Preferred Shares as a hedge or hedged against currency risks or as part of a straddle, or persons whose functional currency is not the U.S. dollar.

INCOME FROM PREFERRED SHARES

  In the opinion of King & Spalding, the Company will be treated as a partnership for federal income tax purposes. Each Holder will be required to include in gross income the Holder's distributive share of the Company's net income. Such income should not exceed dividends received on a Preferred Share, except in limited circumstances as described below under "Potential Extension of Interest Payment Period". No portion of such income will be eligible for the dividends received deduction.

DISPOSITION OF PREFERRED SHARES

  Gain or loss will be recognized on a sale of Preferred Shares equal to the difference between the amount realized and the Holder's tax basis for the Preferred Shares sold. Depending on the particular circumstances of a Holder, gain or loss recognized by a Holder on the sale or exchange of a Preferred Share held for more than one year will be taxable as long-term capital gain or loss.

COMPANY INFORMATION RETURNS

  Capital Holding, as Manager of the Company, will furnish each Holder with a Schedule K-1 setting forth each Holder's allocable share of income within 90 days after the close of the Company's taxable year and will serve as the "Tax Matters Partner", as that term is defined in the Code.

  Any person who holds Preferred Shares as a nominee for another person is required to furnish to the Company (a) the name, address and taxpayer identification number of the beneficial owners and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of Preferred Shares held, acquired or transferred for the beneficial owners; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are a United States person and certain information on Preferred Shares they acquire, hold or transfer for their own account. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed by the Code for failure to report such information to the Company.

POTENTIAL EXTENSION OF INTEREST PAYMENT PERIOD

  Under the terms of the Loans which will be made from the proceeds of issuance of the Preferred Shares and the Common Share Payments, Capital Holding will be permitted to extend the payment period up to 60 months. In the event that the payment period is extended, the Company will continue to accrue income, equal to the amount of the interest payment due at the end of the extended payment period, over the length of the extended payment period.

  Accrued income will be allocated, but not distributed, to Holders of record on the last day of each calendar month. As a result, Holders of record during an extended interest payment period will include interest in gross income in advance of the receipt of cash and any such holders who dispose of Preferred Shares prior to the record date for the payment of dividends following such extended interest payment period will include interest in gross income but will not receive any cash related thereto. The tax basis of a Preferred Share will be increased by the amount of any interest that is included in income without a receipt of cash, and will be decreased again when such cash is subsequently received from the Company.

NON-UNITED STATES HOLDERS

  For purposes of this discussion, a "Non-United States Holder" is any Holder who or which is (i) a nonresident alien individual or (ii) a foreign corporation, partnership or estate or trust, in either case not subject to United States federal income tax on a net income basis in respect of a Preferred Share.

  Under present United States federal income tax law, and assuming satisfaction by Capital Holding of its withholding tax obligations, if any:

    (i) payments by the Company or any of its paying agents to any Holder who or which is a Non-United States Holder will not be subject to United States federal withholding tax; provided that (a) the beneficial owner of the Preferred Share does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Capital Holding entitled to vote, (b) the beneficial owner of the Preferred Share is not a controlled foreign corporation that is related to Capital Holding through stock ownership; and (c) either (A) the beneficial owner of the Preferred Share certifies to the Company or its agent, under penalties of perjury, that it is not a United States Holder and provides its name and address or
  (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Preferred Share certifies to the Company or its agent under penalties of perjury that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof; and

    (ii) a Non-United States Holder of a Preferred Share will not be subject to United States federal withholding tax on any gain realized on the sale or exchange of a Preferred Share.

  Should any United States withholding tax be imposed on payments on the Loans, the Guarantee or the Preferred Shares, Capital Holding is obligated, except as described below, to pay those taxes (see "Description of the Loans--Additional Interest" and "Description of the Guarantee--Additional Amounts", above). However, in the case of withholding tax imposed on the Preferred Shares, such shares may be subject to a call for redemption, or in the case of withholding tax imposed on the Loans, Capital Holding may prepay all or a portion of the Loans, resulting in the redemption of some or all of the shares. In addition, with regard to payments on the Loans or the Preferred Shares, Capital Holding is not obligated to pay U.S. withholding tax imposed because of the Holder's failure to provide a declaration of non-residence or other claim for exemption. With regard to the Guarantee, Capital Holding is not obligated to pay withholding tax imposed because of a Holder's connection with the United States, any State thereof or any other jurisdiction through which or from which such payment is made or because of a Holder's failure to provide a declaration of non-residence or other claim for exemption.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  In general, information reporting requirements will apply to payments of the proceeds of the sale of Preferred Shares within the United States to noncorporate United States Holders, and "backup withholding" at a rate of 31% will apply to such payments if the United States Holder fails to provide an accurate taxpayer identification number.

  Payments of the proceeds from the sale by a Non-United States Holder of Preferred Shares made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that, if the broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of Preferred Shares to or through the United States office of a broker is subject to information reporting and backup withholding unless the Holder or beneficial owner certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding.

TURKS AND CAICOS ISLANDS

  The following discussion is a summary of material Turks and Caicos Islands tax considerations that may be relevant to prospective purchasers of the Preferred Shares and represents the opinion of Misick and Stanbrook, Turks and Caicos Islands counsel to the Company, insofar as it relates to matters of law and legal conclusions.

  Payment of dividends on the Preferred Shares will not be subject to any withholding under the tax laws of the Turks and Caicos Islands.

  There are no taxes in the Turks and Caicos Islands on income, profits, capital gains or turnover, nor are there any inheritance, estate, or gift taxes or duties in the Turks and Caicos Islands. The Company is exempted from the payment of stamp duty on the issuance of any shares, debentures or other obligations of the Company. No stamp duty is payable on the transfer or redemption of shares in the Company. The Company has been issued a certificate by the Governor of the Turks and Caicos Islands stating that the Company is exempt, for a period of twenty years from the date of its organization, March 18, 1994, from the payment of any taxes or duties which may be imposed in the future on profits, income, capital gains, assets or appreciations and any such tax or duty or tax in the nature of estate duty or inheritance tax payable on the shares, debentures or other obligations of the Company.

                                  UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Goldman, Sachs & Co., Dean Witter Reynolds Inc., PaineWebber Incorporated, Prudential Securities Incorporated and Smith Barney Shearson Inc. are acting as representatives, has severally agreed to purchase from the Company the respective number of Preferred Shares set forth opposite its name below:

                                                                      NUMBER OF
                                                                      PREFERRED
      UNDERWRITERS                                                     SHARES
      ------------                                                    ---------
      Goldman, Sachs & Co............................................
      Dean Witter Reynolds Inc.......................................
      PaineWebber Incorporated ......................................
      Prudential Securities Incorporated.............................
      Smith Barney Shearson Inc. ....................................
                                                                      ---------
          Total...................................................... 4,000,000
                                                                      =========

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all such Preferred Shares offered hereby, if any are taken.

  The Underwriters propose to offer the Preferred Shares in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a
concession of $    per Preferred Share ($     per Preferred Share sold to
certain institutions). The Underwriters may allow, and such dealers may reallow,
a concession not in excess of $    per Preferred Share to certain brokers and
dealers. After the Preferred Shares are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

  In view of the fact that the proceeds from the sale of the Preferred Shares will be loaned to Capital Holding, under the Underwriting Agreement Capital Holding has agreed to pay to such Underwriters an amount in New York Clearing
House (next day) funds of $      per Preferred Share ($      per Preferred Share
sold to certain institutions) for the accounts of the several Underwriters, as compensation for the services of the several Underwriters under the Underwriting Agreement.

  Prior to this offering, there has been no public market for the Preferred Shares. In order to meet one of the requirements for listing the Preferred Shares on the New York Stock Exchange, the Underwriters will undertake to sell the Preferred Shares to a minimum of 400 beneficial holders and upon the initial issuance of the Preferred Shares there shall be a minimum of 1,000,000 Preferred Shares outstanding.

  The Company and Capital Holding have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended.

  John L. Weinberg is a director of Capital Holding and also serves as a member of the Asset/Liability Committee and the Audit Committee of Capital Holding's Board of Directors. He was Senior Partner of The Goldman Sachs Group, L.P. and its principal affiliate, Goldman, Sachs & Co., until November 30, 1990, when he retired as a general partner and became Senior Chairman of The Goldman Sachs Group, L.P. In July 1991 he became Senior Chairman of Goldman, Sachs & Co. In addition, certain of the Underwriters and their associates may be customers of, engage in transactions with, and perform services for Capital Holding in the ordinary course of business.

                                 LEGAL MATTERS

  The validity of the Preferred Shares will be passed upon for the Company by Misick and Stanbrook, Grand Turk, Turks and Caicos Islands. The validity of the Backup Undertakings by Capital Holding will be passed upon for the Company and Capital Holding by Misick and Stanbrook, Turks and Caicos Islands counsel to the Company and Capital Holding, and by Stites & Harbison, Louisville, Kentucky, and for the Underwriters by Sullivan & Cromwell, New York, New York. King & Spalding, Atlanta, Georgia, will pass upon the United States federal income tax matters, and Misick and Stanbrook will pass upon the Turks and Caicos Islands tax matters, described under "Taxation" in this Prospectus. Larry D. Thompson, a partner in King & Spalding, is a director of Capital Holding and also serves as a member of the Asset/Liability Committee and the Audit Committee of Capital Holding's Board of Directors.

                                    EXPERTS

  The consolidated financial statements of Capital Holding incorporated by reference in Capital Holding's Annual Report on Form 10-K for the year ended December 31, 1993, and the related schedules included therein, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and related schedules are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

- - -------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITA-TION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OF-FER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CAPITAL HOLDING OR THE COMPANY SINCE THE DATE HEREOF OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.




                                ---------------




                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   3
Prospectus Summary.........................................................   4
Recent Developments........................................................   8
Capital Holding LLC........................................................   8
Capital Holding Corporation................................................   8
Use of Proceeds............................................................  12
Capitalization.............................................................  13
Summary Consolidated Financial Data........................................  14
Description of Preferred Shares............................................  15
Description of the Guarantee...............................................  23
Description of the Loans...................................................  26
Taxation...................................................................  31
Underwriting...............................................................  35
Legal Matters..............................................................  36
Experts....................................................................  36

- - -------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------

                               4,000,000 SHARES

                              CAPITAL HOLDING LLC

                         GUARANTEED TO THE EXTENT SET
                                FORTH HEREIN BY

                          CAPITAL HOLDING CORPORATION

                                 % CUMULATIVE
                        MONTHLY INCOME PREFERRED SHARES

                                ---------------

                                     LOGO

                                ---------------

                             GOLDMAN, SACHS & CO.

                           DEAN WITTER REYNOLDS INC.

                           PAINEWEBBER INCORPORATED

                      PRUDENTIAL SECURITIES INCORPORATED

                          SMITH BARNEY SHEARSON INC.

                      REPRESENTATIVES OF THE UNDERWRITERS

- - -------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------


                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
       Registration Fee........................... $ 34,483
       Listing Fees...............................   44,130
       Printing and Engraving Expenses............  125,000*
       Rating Agency Fees.........................   40,000*
       Accountants' Fees and Expenses.............   50,000*
       Legal Fees and Expenses....................   50,000*
       Blue Sky Fees and Expenses.................   25,000*
       Miscellaneous..............................   11,387*
                                                   --------
            Total................................. $380,000*
                                                   ========
- - -------------
*Estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Capital Holding Corporation is a Delaware corporation. Section 145 of the Delaware General Corporation Law empowers a corporation, with limitations, to indemnify its directors, officers, employees, and agents against expenses (including attorneys' fees), judgments, fines, and certain settlements actually and reasonably incurred by them in connection with any suit or proceeding to which they are a party so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation (and, with respect to a criminal action or proceeding, so long as they had no reasonable cause to believe their conduct to have been unlawful).

   Capital Holding Corporation has purchased insurance coverage for its directors and officers with respect to certain liabilities incurred in their capacities as such, and insuring Capital Holding against any payments which it is obligated to make to such persons under the above indemnification provisions.

   The Delaware General Corporation Law was amended in June 1986 to allow Delaware corporations to amend their certificates of incorporation (a) to eliminate or limit their directors' personal liability to the company and its shareholders for monetary damages for violations of their fiduciary duty of care in certain cases (including gross negligence) and (b) to enhance the scope of authorized indemnification (including the advancing of litigation expenses) for its directors, officers, employees, and agents. Under the amended statute, a corporation can entitle an individual to an advance of expenses associated with a legal proceeding before its conclusion, if that individual agrees to repay the expenses advanced if it is ultimately determined that indemnification was not warranted.

   In May, 1987, the Certificate of Incorporation of Capital Holding Corporation was amended to: (a) limit directors' liability in certain circumstances, (b) enhance indemnification rights for its directors, officers, employees, and agents to the fullest extent permitted by Delaware law as amended in June 1986 in the manner described above, and (c) entitle an individual to an advance of expenses as described above. Article Eleventh of the Certificate of Incorporation of Capital Holding Corporation provides that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. Section 6.1 of the By-Laws of Capital Holding Corporation provides that its officers, directors, employees, and agents shall have such rights to indemnification as are provided for in the company's Certificate of Incorporation.

ITEM 16.  EXHIBITS.

  1*    -  Form of Underwriting Agreement.
  3.1*  -  Memorandum of Association of Capital Holding LLC.
  3.2*  -  Articles of Association of Capital Holding LLC.
  4.1*  -  Form of Payment and Guarantee Agreement between Capital Holding LLC and Capital Holding Corporation.
  4.2*  -  Form of the Terms of the Cumulative Monthly Income Preferred Shares (as amended).
  5.1*  -  Opinion of Misick and Stanbrook, Turks and Caicos Islands counsel to the Company and Capital Holding
           Corporation, as to legality of the Cumulative Monthly Income Preferred Shares.
  5.2*  -  Opinion of Stites & Harbison as to the legality of the Guarantee.
  8.1*  -  Opinion of Misick and Stanbrook, Turks and Caicos Islands counsel to the Company and Capital Holding
           Corporation, as to tax matters (included in Exhibit 5.1).
  8.2*  -  Opinion of King & Spalding, as to United States tax matters.
 12*    -  Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends.
 23.1*  -  Consent of Ernst & Young.
 23.2*  -  Consent of Misick and Stanbrook (included in Exhibit 5.1).
 23.3*  -  Consent of Stites & Harbison (included in Exhibit 5.2).
 23.4*  -  Consent of King & Spalding (included in Exhibit 8.2).
 24.1*  -  Certified copy of resolution of the Board of Directors of Capital Holding Corporation authorizing the corporation and its officers to name attorneys-in-fact to sign on their behalf the registration statement and any and all amendments (including post-effective amendments) thereto .
 24.2*  -  Power of attorney for certain directors and officers of Capital Holding Corporation authorizing the attorneys-in-fact named therein to sign on their behalf the registration statement and any and all amendments
           (including post-effective amendments) thereto.
 99.1*  -  Form of Loan Agreement between Capital Holding LLC and Capital Holding Corporation (as amended).
 99.2*  -  Form of Expenses and Liabilities Agreement between Capital Holding LLC and Capital Holding Corporation.

- - ---------------

*Previously filed.

ITEM 17. UNDERTAKINGS.

   Each of the undersigned registrant and guarantor hereby undertakes:

   (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of Capital Holding Corporation's annual report pursuant to
Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

   (2) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant and the guarantor pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (3) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant or the guarantor under Item 15 above, or otherwise, the registrant and the guarantor have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant or the guarantor of expenses incurred or paid by a director, officer, or controlling person of the registrant or the guarantor in the successful defense of any action, suit, or proceeding) is asserted against the registrant or the guarantor by such director, officer, or controlling person in connection with the securities being registered, the registrant and the guarantor will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, CAPITAL HOLDING LLC CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT
  NO. 3 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF LOUISVILLE, COMMONWEALTH OF KENTUCKY, ON THE 3RD DAY OF MAY, 1994.

                                 CAPITAL HOLDING LLC
                                   (Registrant)

                                 By:  Capital Holding Corporation, as Manager


                                 By:  Robert L. Walker*
                                    ---------------------------------------
                                      Robert L. Walker
                                      Senior Vice President-Finance
                                      and Chief Financial Officer
                                      of Manager



     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 3 TO REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THE 3RD DAY OF MAY, 1994.

        SIGNATURES                              TITLES
        ----------                              ------

     Robert L. Walker*                 Senior Vice President-Finance and
- - -----------------------------          Chief Financial Officer of Manager
     Robert L. Walker                    (Principal Executive Officer)



     Steven T. Downey*                 Vice President and Controller
- - -----------------------------          of Manager
     Steven T. Downey                    (Principal Financial and
                                         Accounting Officer)



 /s/ R. Michael Slaven                 Authorized Representative of
- - -----------------------------            Registrant in the United States
     R. Michael Slaven


*By: /s/ R. Michael Slaven
    -------------------------
     R. Michael Slaven
Attorney-in-fact for the above
        named officers


                                   SIGNATURES


  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, CAPITAL HOLDING CORPORATION CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 3 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF LOUISVILLE, COMMONWEALTH OF KENTUCKY, ON THE 3RD DAY OF MAY, 1994.

                                       CAPITAL HOLDING CORPORATION
                                         (Guarantor)

                                   By: IRVING W. BAILEY II*
                                       Chairman of the Board,
                                       President, and Chief
                                       Executive Officer

                                  *By: /s/ R. Michael Slaven
                                       ----------------------------
                                       R. Michael Slaven
                                       Attorney-in-fact for
                                       Irving W. Bailey II



  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 3 TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THE 3RD DAY OF MAY, 1994.


         SIGNATURES                             TITLES
         ----------                             ------
     Irving W. Bailey II*              Chairman of the Board,
- - -----------------------------           President, and Chief Executive Officer
     Irving W. Bailey II                (Principal Executive Officer)



     Robert L. Walker*                 Senior Vice President--Finance
- - -----------------------------           and Chief Financial Officer
     Robert L. Walker                   (Principal Financial Officer)



     Steven T. Downey*                 Vice President and Controller
- - -----------------------------           (Principal Accounting Officer)
     Steven T. Downey


     John L. Clendenin*                         Director
- - -----------------------------
     John L. Clendenin



                                     II-5



      SIGNATURES                                   TITLES
      ----------                                   ------

- - -----------------------                           Director
  John M. Cranor, III


  Joseph F. Decosimo*                             Director
- - -----------------------
  Joseph F. Decosimo


   Lyle Everingham*                               Director
- - -----------------------
   Lyle Everingham


 Raymond V. Gilmartin*                            Director
- - -----------------------
 Raymond V. Gilmartin


   J. David Grissom*                              Director
- - -----------------------
   J. David Grissom


   Watts Hill, Jr.*                               Director
- - -----------------------
   Watts Hill, Jr.


  F. Warren McFarlan*                             Director
- - -----------------------
  F. Warren McFarlan


   Martha R. Seger*                               Director
- - -----------------------
   Martha R. Seger



- - -----------------------                           Director
   Florence R. Skelly


  Larry D. Thompson*                              Director
- - -----------------------
  Larry D. Thompson



- - -----------------------                           Director
   John L. Weinberg


*By: /s/ R. Michael Slaven
    ----------------------
    R. Michael Slaven
    Attorney-in-fact


                               INDEX TO EXHIBITS

EXHIBIT
 NUMBER                       DESCRIPTION OF EXHIBITS
- - -------                       -----------------------

 1*          --Form of Underwriting Agreement.

 3.1*        --Memorandum of Association of Capital Holding LLC.

 3.2*        --Articles of Association of Capital Holding LLC.

 4.1*        --Form of Payment and Guarantee Agreement between Capital Holding
               LLC and Capital Holding Corporation.
 4.2*        --Form of the Terms of the Cumulative Monthly Income Preferred
               Shares (as amended).

 5.1*        --Opinion of Misick and Stanbrook, Turks and Caicos Islands
               counsel to the Company and Capital Holding Corporation, as to legality of the Cumulative Monthly Income Preferred
               Shares.

 5.2*       --Opinion of Stites & Harbison as to the legality of the
               Guarantee.

 8.1*       --Opinion of Misick and Stanbrook, Turks and Caicos Islands
               counsel to the Company and Capital Holding Corporation,
               as to tax matters (included in Exhibit 5.1).
 8.2*        --Opinion of King & Spalding, as to United States tax matters.

12*          --Computation of Ratio of Earnings to Fixed Charges and
               Preferred Stock Dividends.

23.1*        --Consent of Ernst & Young.

23.2*        --Consent of Misick and Stanbrook (included in Exhibit 5.1).

23.3*        --Consent of Stites & Harbison (included in Exhibit 5.2).
23.4*        --Consent of King & Spalding (included in Exhibit 8.2).

24.1*        --Certified copy of resolution of the Board of Directors of Capital
               Holding Corporation authorizing the corporation and its officers to name attorneys-in-fact to sign on their behalf the
               registration statement and any and all amendments
               (including post-effective amendments) thereto.

24.2*        --Power of attorney for certain directors and officers of Capital
               Holding Corporation authorizing the attorneys-in-fact named therein to sign on their behalf the registration statement and any and all amendments (including post-effective amendments)
               thereto.
99.1*        --Form of Loan Agreement between Capital Holding LLC and Capital
               Holding Corporation (as amended).

99.2*        --Form of Expenses and Liabilities Agreement between Capital
               Holding LLC and Capital Holding Corporation.

- - ---------------

*Previously filed.

                                     II-7